As filed with the Securities and Exchange Commission on July 29, 2005
Registration No. 333-124768

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

SYBASE, INC
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-2951005 (I.R.S. Employer Identification Number)
One Sybase Drive
Dublin, California 94568
(925) 236-5000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dan Carl
VP, General Counsel and Secretary
Sybase, Inc.
One Sybase Drive
Dublin, California 94568
(925) 236-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 29, 2005
$460,000,000
Sybase, Inc.
1.75% Convertible Subordinated Notes due 2025 and up to 18,239,506 Shares of Common Stock
Issuable Upon Conversion of the Notes

We issued the notes in a private placement in February 2005. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.
The notes will mature on February 22, 2025. We will pay interest on the notes on February 22 and August 22 of each year. The first such payment will be made on August 22, 2005.
You may convert each $1,000 principal amount of notes at a conversion rate of 39.6511 shares of common stock per $1,000 principal amount of the notes (which is equivalent to a conversion price of approximately $25.22 per share), subject to adjustments described in this Prospectus, only under the following circumstances:
•	prior to March 31, 2023, on any date during any fiscal quarter (and only during such fiscal quarter) if the closing sale price of our common stock was more than 130% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter,

•	on or after March 31, 2023, at all times on or after any date on which the closing sale price of our common stock is more than 130% of the then current conversion price of the notes,

•	with respect to any notes called for redemption, until the close of business on the business day prior to the redemption date,

•	upon the occurrence of specified corporate transactions or significant distributions to holders of our common stock, as described in this prospectus, or

•	during the five consecutive business-day period following any five consecutive trading-day period in which the average of the trading prices for the notes for such five trading-day period was less than 98% of the average of the sale price of our common stock during such five trading-day period multiplied by the then current conversion rate.
In the event of certain changes in control, we will increase the conversion rate as to notes converted in connection with the change in control or, in lieu thereof, we may elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company, in each case as described in this Prospectus.
Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in this Prospectus, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion.
We may redeem all or a portion of the notes at any time on or after March 1, 2010 upon at least 30 days’ but not more than 60 days’ notice to holders of notes at a redemption price in cash equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
You may require us to purchase all or a portion of your notes on February 22, 2010, February 22, 2015 or February 22, 2020 or upon the occurrence of a change in control, as described in this Prospectus. We will pay the purchase price in cash in an amount equal to 100% of the principal amount of notes being purchased, plus accrued and unpaid interest to, but excluding, the date of purchase.
The notes are subordinated unsecured obligations and will rank junior in right of payment to all of our future senior indebtedness and will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries.
Our common stock is traded on the New York Stock Exchange under the symbol “SY.” The last reported sale price of our common stock on July 25, 2005 was $21.05.
Investing in the notes and the common stock into which the notes are convertible involves risks. See “Risk Factors” beginning on page 9.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is ___________ __, 2005

SUMMARY
     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our notes. You should read the entire prospectus and the documents that we refer to or incorporate herein carefully, including the section entitled “Risk Factors” in this prospectus and our consolidated financial statements and the schedules and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2004. Except as the context otherwise requires, all references to “Sybase, Inc.,” “Sybase,” the “company,” “we,” “us” or “our” include Sybase, Inc. and its subsidiaries as a combined entity. AvantGo, Financial Fusion, iAnywhere, iAnywhere Solutions, Sybase and SQL Anywhere, among others, are registered United States trademarks of Sybase or one of our subsidiaries.
Sybase, Inc.
     We offer technology solutions in information management, data integration, application development, financial applications and mobile solutions. Our technology solutions are widely recognized for their high reliability, scalability, security and heterogeneity. Our products run on a wide range of operating systems, including UNIX, Windows, Windows NT and Linux.
     Our customers are primarily Fortune 1000 companies in North America and their equivalents in other geographic regions around the world. Our primary vertical markets include financial services, commerce, communications, healthcare and government. We intend to continue to create and maintain strategic and global alliances with key partners, including Hewlett-Packard, IBM, Intel, Microsoft, NEC, Salesforce.com, SAP, Sprint and Sun Microsystems, to provide customers with optimized solutions based on our leading-edge technology and our partners’ capabilities in specific markets.
     Our business is organized into three operating segments. A brief description of the business of each segment follows:
•	Infrastructure Platform Group, or IPG, is focused on providing critical infrastructure software necessary to support large IT environments. These products include enterprise-class database servers for mission-critical transactions and data warehouses, replication and data movement products for information delivery, application servers and integration products for enterprise integration, and application and modeling tools designed for building enterprise applications. Our products are designed to help customers reduce the complexity of managing their information environment while lowering their IT costs. During 2004, our IPG segment accounted for approximately 74 percent of our license revenues.

•	iAnywhere Solutions, Inc., or iAS, provides software and services that enable the delivery of enterprise information at any time. Our customers and partners worldwide rely on our industry-leading SQL Anywhere database and mobile enterprise solutions. The acquisition of AvantGo, Inc. in February 2003 provided iAS with new technology, such as a micro-browser for mobile devices and customizable-enabling software for customer relationship management, or CRM, solutions. In addition, our AvantGo mobile internet service delivers personalized content and applications to PDAs and smartphones. In the second quarter of 2004 we acquired privately held XcelleNet, Inc., a leading developer of mobile device management software in an all cash transaction for approximately $92.6 million. Also in that quarter, we acquired the assets of privately held Dejima, a leading provider of mobile access solutions using natural language interface technology. Both of these acquisitions contributed to iAS revenue in 2004. During 2004, our iAS segment accounted for approximately 23 percent of our license revenues.

•	Financial Fusion, Inc., or FFI, provides banking, payment and trade messaging solutions to financial institutions. FFI solutions enable banks to provide account access and payment initiation on behalf of their individual, small business and corporate clients. It also provides messaging and integration solutions enabling straight-through processing of trading transactions. During 2004, our FFI segment accounted for approximately 3 percent of our license revenues.
     Our Unwired Enterprise initiative integrates the key functionality of our IPG and iAS products to allow businesses to make real-time data available to front-line business decision makers. We provide enterprise-wide data via databases, information management products and data integration technology, and we deliver this data to mobile workers through mobile and Wi-Fi technologies. We have the ability to integrate and seamlessly deliver enterprise data any time by leveraging our infrastructure and mobile and wireless solutions.

Recent Developments
Unaudited Financial Results for the Three-Month Period Ended June 30, 2005
     On July 21, 2005, we announced our unaudited operating results for the second quarter of fiscal 2005. For the quarter, total revenues were $204.4 million, versus $188.0 million for the same period last year. Net income for the second quarter of 2005 was $15.9 million, and earnings per share on a diluted basis, or EPS, were $0.17, versus net income of $12.8 million and EPS of $0.13 for the same period last year. As of June 30, 2005, we had cash, cash equivalents and cash investments of $913.4 million including $7.7 million of restricted cash.
     We were incorporated in California in 1984 and reincorporated in Delaware in 1991. Our executive offices are located at One Sybase Drive, Dublin, California 94568 and our telephone number at our headquarters facility is (925) 236-5000. Our website address is www.sybase.com. Information on our website does not constitute part of this prospectus.

The Offering
The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes”. When used in this summary of the terms of this offering, the terms “Sybase,” “we,” “our,” and “us” refer to Sybase, Inc. and not any of our subsidiaries, unless the context otherwise requires.

Issuer	Sybase, Inc., a Delaware corporation.

Notes Offered	$460,000,000 aggregate principal amount of 1.75% Convertible Subordinated Notes due 2025.

Issue Price	100% of principal amount, plus accrued interest from February 22, 2005 if settlement occurs after that date.

Maturity	February 22, 2025.

Interest	1.75% per year on the principal amount, payable semi-annually on February 22 and August 22, beginning on August 22, 2005.

Conversion Rights	Unless we have previously redeemed or purchased the notes, you will have the right, at your option, to convert your notes, in whole or in part, at any time on or prior to the close of business on the maturity date, under any of the following circumstances:

• prior to March 31, 2023, on any date during any fiscal quarter (and only during such fiscal quarter), if the closing sale price of our common stock was more than 130% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter;

• on or after March 31, 2023, at all times on or after any date on which the closing sale price of our common stock is more than 130% of the then current conversion price of the notes;

• with respect to any notes called for redemption, until the close of business on the business day prior to the redemption date;

• upon the occurrence of specified corporate transactions or significant distributions to holders of our common stock, as described in this prospectus; or

• during the five consecutive business-day period
following any five consecutive trading-day period in which the average of the trading prices for the notes for such five
trading-day period was less than 98% of the average of the closing sale price of our common stock during such five trading-day period multiplied by the then current conversion rate for the notes during that period, as described in more detail under “Description of Notes — Conversion Upon Satisfaction of Trading Price Condition.”

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest. Upon conversion, a holder will not receive any payment representing accrued interest, subject to certain exceptions.

The initial conversion rate is 39.6511 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $25.22 per share of common stock.

Upon a conversion, a holder will receive, in lieu of common stock, an amount in cash equal to the lesser of (i) the principal amount of the note, or (ii) the conversion value, determined in the manner set forth in this prospectus, of a number of shares equal to the conversion rate. If the conversion value exceeds the principal amount of the note on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the excess of the conversion value over the principal value of the note. See “Description of Notes — Conversion Rights.”

Adjustment to Conversion Rate Upon Certain Changes in Control	Prior to March 1, 2010, if and only to the extent holders elect to convert their notes within 30 days of our giving notice of the occurrence of a transaction described under the first, second or fourth clause of the definition of change in control (as defined in this prospectus) as described in “Description of Notes — Purchase at Option of Holders Upon a Change in Control” (or in connection with a transaction that would have been a change in control under such first, second or fourth clauses but for the existence of the 110% trading price exception (as defined in this prospectus)), pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, we will increase the conversion rate for the notes converted in such 30-day period.

The increase in the conversion rate will be determined by reference to the table in “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon Certain Changes in Control,” based on the effective date and the price paid per share of our common stock in such change in control transaction. If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such change in control.

Conversion After a Public Acquirer Change in Control	In the case of a non-stock change in control constituting a public acquirer change in control (as defined in this prospectus), we may, in lieu of increasing the conversion rate as described in “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon Certain Changes in Control,” elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change in control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) based on an adjusted conversion rate determined by multiplying the conversion rate in effect immediately before the public acquirer change in control by a fraction:

• the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change in control, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control; and

• the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change in control.

See “Description of Notes — Conversion After a Public Acquirer Change in Control.”

Sinking Fund	None.

Optional Redemption by Sybase	We may redeem all or a portion of the notes at any time on or after March 1, 2010 upon at least 30 days’ but not more than 60 days’ notice to holders of notes at a redemption price in cash equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes — Optional Redemption.”

Purchase at Option of Holders on Specified Dates	You may require us to purchase for cash all or a portion of your notes on February 22, 2010, February 22, 2015 or February 22, 2020 at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest to, but excluding, the purchase date. See “Description of Notes — Purchase at Option of Holders.”

Change in Control	Upon certain changes in control, you may require us to purchase all or a portion of your notes at a purchase price in cash equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest, if any, on such notes to, but excluding, the purchase date. See “Description of Notes — Purchase at Option of Holders Upon a Change in Control.”

Ranking	The notes:

• are our general subordinated unsecured obligations;

• will be subordinated in right of payment to all of our future senior indebtedness; and

• will be structurally subordinated to any future
indebtedness and liabilities of our subsidiaries.

As of March 31, 2005, we had no senior indebtedness outstanding, while our subsidiaries as of that same date had approximately $186.6 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities). The indenture does not limit the amount of debt we or our subsidiaries may incur. Because the notes are subordinated, in the event of bankruptcy, liquidation or dissolution and acceleration of or payment default on senior indebtedness, holders of the notes will not receive any payment until holders of senior indebtedness have been paid in full.

DTC Eligibility	The notes were issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons. The global notes were deposited with the trustee as a custodian for DTC and are registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in global notes are shown on, and transfers thereof are effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in the limited circumstances described in this prospectus. See “Description of Notes — Global Notes; Book-Entry; Form.”

Registration Rights	Under the registration rights agreement executed as part of this offering, we agreed, for the benefit of the holders of the notes, to use our reasonable efforts to:

• file a shelf registration statement with respect to the resale of the notes and the common stock issuable upon conversion of the notes with the SEC within 90 days after the original issuance of the notes; and

• cause the shelf registration statement to be declared effective within 180 days after the original issuance of the notes.

We have agreed to use our reasonable efforts to keep the shelf registration statement continuously effective until the earliest of (1) two years after the last date of original issuance of the notes, (2) the sale pursuant to the shelf registration statement of all the notes and the shares of common stock issuable upon conversion of the notes and (3) the date when the holders of the notes and common stock issuable upon conversion of the notes are able to sell such securities immediately pursuant to Rule 144(k) under the Securities Act, or any successor provision, subject to permitted exceptions.

We will be required to pay liquidated damages to the holders of the notes if we fail to comply with our obligations to register the notes and the common stock issuable upon conversion of the notes within the specified time periods. We will not be required to pay liquidated damages to holders in respect of any common stock issued upon conversion of the notes. See “Description of Notes — Registration Rights.”

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Three Months ended March
	2000	2001	2002	2003	2004	31, 2005
Ratio of Earnings to Fixed Charges (1)	318x	5x	361x	1,906x	329x	18x

(1)	“Earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of (i) interest on all indebtedness and amortization of debt discount and expense, (ii) capitalized interest and (iii) an interest factor attributable to rentals.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents that we have filed with the Securities and Exchange Commission, or SEC, that are incorporated herein by reference and that are referenced under the section entitled “Additional Information,” contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by such forward-looking statements. These risks include a continued mixed economic recovery in the U.S. and elsewhere; global political unrest including acts of terrorism and continued hostilities in the Middle East; fluctuations in sales; possible disruptive effects of further organizational changes and changes in our management; shifts in our business strategy or market demand for our products and services; public perception of Sybase, our technology vision or future prospects; rapid technological changes; competitive factors; interoperability of our products with other software products; risks inherent in acquiring other companies; the ability to integrate acquired companies into our business and cultures; and other risks set forth in this prospectus under the heading “Risk Factors,” and detailed from time to time in our Securities and Exchange Commission filings, including those discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — Overview,” and “MD&A — Future Operating Results,” in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. Expectations, forecasts and projections that may be contained or incorporated in this prospectus are by nature forward-looking statements, and future results cannot be guaranteed. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” and similar expressions in this document, as they relate to Sybase and our management, may identify forward-looking statements. Such statements reflect the current views of our management with respect to future events and are subject to risks, uncertainties and assumptions. We do not assume any obligation to revise forward-looking statements contained in this prospectus or incorporated by reference herein.

RISK FACTORS
     Before you invest in the notes, you should be aware of various risks to which we may be subject, including those described below. The following lists the material risks and uncertainties that may adversely affect our business, financial condition or results of operations. The risks and uncertainties set out below are not the only risks and uncertainties we face. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes. If any of the material risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose part or all of your investment.
Risks Related to Our Business
Significant variation in the timing and amount of our revenues may cause fluctuations in our quarterly operating results and accurate estimation of our revenues is difficult.
     Our operating results have varied from quarter to quarter in the past and may vary in the future depending upon a number of factors described below, including many that are beyond our control. As a result, we believe that quarter-to-quarter comparisons of our financial results should not be relied on to indicate our future performance. We operate with little or no backlog, and our quarterly license revenues depend largely on orders booked and shipped in that quarter. Historically, we have recorded a majority of our quarterly license revenues in the last month of each quarter, particularly during the final two weeks. In recent periods, we have experienced fluctuations in the purchasing patterns of our customers. For example, during 2003 and the first half of 2004, we experienced an overall increase in the volume of license revenue transactions but an overall decrease in the average dollar value of these transactions. During the fourth quarter of 2004, our average dollar value for these transactions increased significantly over the fourth quarter of 2003, but the total number of orders declined. Although many of our customers are larger enterprises, an apparent trend toward more conservative IT spending could result in fewer of these customers making substantial investments in our products and services in any given period. Therefore, if one or more significant orders do not close in a particular quarter, our results of operations could be materially and adversely affected, as was the case in the first and second quarters of 2004.
     Our operating expenses are based on projected annual and quarterly revenue levels, and are generally incurred ratably throughout each quarter. Since our operating expenses are relatively fixed in the short term, failure to realize projected revenues for a specified period could adversely impact operating results, reducing net income or causing an operating loss for that period. The deferral or non-occurrence of such revenues would materially adversely affect our operating results for that quarter and could impair our business in future periods. Because we do not know when, or if, our potential customers will place orders and finalize contracts, we cannot accurately predict our revenue and operating results for future quarters.
     In addition to the above factors, the timing and amount of our revenues are subject to a number of factors that make it difficult to accurately estimate revenues and operating results on a quarterly or annual basis. For example, in the first and second quarters of fiscal 2004, our results fell short of our previously announced forecasts for those periods. In our experience revenues in the fourth quarter benefit from large enterprise customers placing orders before the expiration of budgets tied to the calendar year. As a result, revenues from license fees tend to decline from the fourth quarter of one year to the first quarter of the next year. In the past, this seasonality has contributed to lower total revenues and earnings in the first quarter compared to the prior fourth quarter. We cannot assure you that estimates of our revenues and operating results can be made with certain accuracy or predictability. Fluctuations in our operating results may contribute to volatility in our stock price, which would in turn adversely affect the trading price of the notes.
Economic conditions in the U.S. and worldwide could adversely affect our revenues.
     Our revenues and operating results depend on the overall demand for our products and services. General weakening of the U.S. and worldwide economy in recent years contributed to a decrease in our revenues from 2000 to 2003. Economic uncertainty caused many of our customers to delay or significantly reduce discretionary spending for larger infrastructure IT projects, which contributed to the decline in our revenues from 2000 to 2003. In part due to improvements in the worldwide economy, our 2004 revenues exceeded 2003 revenues by 1.3%. If the U.S. and worldwide economies do not continue to stabilize and improve, or if these economies weaken, either alone or in tandem with other factors beyond our control (including war, political unrest, shifts in market demand for our products, etc.), we may not be able to maintain or expand our recent revenue growth.

If we fail to maintain or expand our relationships with strategic partners and indirect distribution channels our license revenues could decline.
     We currently derive a significant portion of our license revenues from sales of our products and services through non-exclusive distribution channels, including strategic partners, systems integrators (SIs), original equipment manufacturers (OEMs) and value-added resellers (VARs). We generally anticipate that sales of our products through these channels will account for a substantial portion of our license revenues in the foreseeable future. Because most of our channel relationships are non-exclusive, there is a risk that some or all of them could promote or sell our competitors’ products instead of ours, or that they will be unable to effectively sell new products that we may introduce. Additionally, if we are unable to expand our indirect channels, or these indirect channels fail to generate significant revenues in the future, our business could be harmed.
     Our development, marketing and distribution strategies also depend in part on our ability to form strategic relationships with other technology companies. If these companies change their business focus, enter into strategic alliances with other companies or are acquired by our competitors or others, support for our products could be reduced or eliminated, which could have a material adverse effect on our business and financial condition.
Industry consolidation and other competitive pressures could affect prices or demand for our products and services, and our business may be adversely affected.
     The IT industry and the market for our core database infrastructure products and services is becoming increasingly competitive due to a variety of factors including a maturing enterprise infrastructure software market, changes in customer IT spending habits, and mixed economic recovery in the U.S. There also appears to be a growing trend toward consolidation in the software industry, as evidenced by Oracle’s recent acquisition of PeopleSoft, Symantec’s announcement that it will acquire Veritas, PeopleSoft’s 2003 acquisition of J.D. Edwards, and IBM’s 2001 acquisition of the Informix database business. Continued consolidation within the software industry could create opportunities for larger software companies, such as IBM, Microsoft and Oracle, to increase their market share through the acquisition of companies that dominate certain lucrative market niches or that have loyal installed customer bases. Because of Oracle’s acquisition of PeopleSoft, we anticipate that a limited number of our customers that use PeopleSoft products will choose to run these applications on Oracle products rather than on our products. Continued consolidation activity could pose a significant competitive disadvantage to us.
     The significant purchasing and market power of larger companies may also subject us to increased pricing pressures. Many of our competitors have greater financial, technical, sales and marketing resources, and a larger installed customer base than us. In addition, our competitors’ advertising and marketing efforts could overshadow our own and/or adversely influence customer perception of our products and services, and harm our business and prospects as a result. To remain competitive, we must develop and promote new products and solutions, enhance existing products and retain competitive pricing policies, all in a timely manner. Our failure to compete successfully with new or existing competitors in these and other areas could have a material adverse impact on our ability to generate new revenues or sustain existing revenue levels.
The ability to rapidly develop and bring to market advanced products and services that are successful is crucial to maintaining our competitive position.
     Widespread use of the Internet and fast-growing market demand for mobile and wireless solutions may significantly alter the manner in which business is conducted in the future. In light of these developments, our ability to timely meet the demand for new or enhanced products and services to support wireless and mobile business operations at competitive prices could significantly impact our ability to generate future revenues. We acquired AvantGo in 2003, as well as XcelleNet and certain assets of Dejima in April 2004, to enhance our mobile, wireless and embedded solutions that form the foundation of our Unwired Enterprise initiative. In 2004 we introduced more new and enhanced products than in any previous year. If the market for unwired solutions does not continue to develop as we anticipate, if our solutions and services do not successfully compete in the relevant markets, or our new products are not widely adopted and successful, our competitive position and our operating results could be adversely affected.
If our existing customers cancel or fail to renew their technical support agreements, or if customers do not license new or additional products on terms favorable to us, our technical support revenues could be adversely affected.
     We currently derive a significant portion of our overall revenues from technical support services, which are included in service revenues. The terms of our standard software license arrangements provide for the payment of license fees and prepayment of first-year technical support fees. Support is renewable annually at the option of the end user. We have recently been experiencing increasing pricing pressure from customers when purchasing or renewing technical support agreements and this pressure may result in our reducing support fees or in lost support fees if we refuse to reduce our pricing, either of which could result in reduced revenue. If our existing customers cancel or fail to renew their technical support agreements, or if we are unable to generate additional support fees through the license of new products to existing or new customers, our business and future operating results could be adversely affected.
Unanticipated delays or accelerations in our sales cycles could result in significant fluctuations in our quarterly operating results.
     The length of our sales cycles varies significantly from product to product. The sales cycle for some of our products can take up to 18 months to complete. Any delay or unanticipated acceleration in the closing of a large license or a number of smaller licenses could result in significant fluctuations in our quarterly operating results. For example, in the second quarter of 2004, the license revenue in our Infrastructure Platform Group (IPG) declined 15% from the prior year period, in part due to larger sales being delayed and a lengthening sales cycle. The length of the sales cycle may vary depending on a number of factors over which we may have little or no control, including the size and complexity of a potential transaction, the level of competition that we encounter in our selling activities and our potential customers’ internal budgeting process. Our sales cycle can be further extended for product sales made through third party distributors. As a result of the lengthy sales cycle, we may expend significant efforts over a long period of time in an attempt to obtain an order, but ultimately not complete the sale, or the order ultimately received may be smaller than anticipated.
We may encounter difficulties completing or integrating our acquisitions and strategic relationships and may incur acquisition-related charges that could adversely affect our operating results.
     We regularly explore possible acquisitions and other strategic ventures to expand and enhance our business. Additionally, we have in the past and may in the future make strategic investments in other companies. We have recently acquired a number of companies and formed certain strategic relationships. For example, we acquired AvantGo in 2003 and XcelleNet and certain assets of Dejima in April 2004. We expect to continue to pursue acquisitions of complimentary or strategic business product lines, assets and technologies.
     We may not achieve the desired benefits of our acquisitions and investments. For example, we may be unable to successfully assimilate an acquired company’s management team, employees or business infrastructure. Also, dedication of additional resources to execute acquisitions and handle integration tasks could temporarily divert attention from other important business. Such acquisitions could also result in costs, liabilities, or additional expenses that could harm our results of operations and financial condition. In addition, we may not be able to maintain customer, supplier or other favorable business relationships of ours, or of our acquired operations, or be able to terminate or restructure unfavorable relationships.
     Under Statement of Financial Accounting Standard No. 142 we no longer amortize goodwill but evaluate goodwill recorded in connection with acquisitions at least annually for impairment. As of March 31, 2005, we had approximately $214 million of goodwill recorded on our balance sheet, none of which was determined to be impaired as of that date. Goodwill impairments are based on the value of our reporting units and reporting units that previously recognized impairment charges (as was the case with FFI in 2002) are prone to additional impairment charges if future revenue and expense forecasts or market conditions worsen after an impairment is recognized. If goodwill is determined to be impaired in the future we will be required to take a non-cash charge to earnings to write-off impaired goodwill, which could significantly impact our net income.
     With respect to our investments in other companies, we may not realize a return on our investments, or the value of our investments may decline if the businesses in which we invest are not successful. Future acquisitions may also result in dilutive issuances of equity securities, the incurrence of additional debt, restructuring charges relating to the consolidation of operations and the creation of other intangible assets that could result in amortization expense or impairment charges, any of which could adversely affect our operating results.
Restructuring activities and reorganizations in our sales model may not succeed in increasing revenues and operating results.
     Since 2000, we have implemented several restructuring plans in an effort to align our expense structure to our expected revenue. As a result of these restructuring activities, we have recorded restructuring charges totaling approximately $116 million through March 31, 2005. Our ability to significantly reduce our current cost structure in any material respects through future restructurings may be difficult without fundamentally changing elements of our current business. If we are unable to generate increased revenues or control our operating expenses going forward, our results of operations will be adversely affected.
     Our sales model has evolved significantly during the past few years to keep pace with new and developing markets and changing business environments. If we have overestimated demand for our products and services in our target markets, or if we are unable to coordinate our sales efforts in a focused and efficient way, our business and prospects could be materially and adversely affected. For example, in January 2003, we reorganized our sales focus with the creation of the IPG, which was designed to integrate and provide synergies among our different products lines and to focus on increasing our market presence and revenue through indirect channels such as SIs, OEMs and VARs and other resellers. In the process of this reorganization, we brought three of our former divisions, ESD, eBD and BID, under a single umbrella, and reduced the number of our business divisions from five to three. In early 2005 the IPG sales organization was restructured into two organizations, North America and International. Other organizational changes in our sales or divisional model could have a direct effect on our results of operations depending on whether and how quickly and effectively our employees and management are able to adapt to and maximize the advantages these changes are intended to create. We cannot assure that these or other organizational changes in our sales or divisional model will result in any increase in revenues or profitability, and they could adversely affect our business.
Our results of operations may depend on the compatibility of our products with other software developed by third parties.
     Our future results may be affected if our products cannot interoperate and perform well with software products of other companies. Certain leading applications currently are not, and may never be, interoperable with our products. In addition, many of our principal products are designed for use with products offered by competitors. In the future, vendors of non-Sybase products may become less willing to provide us with access to their products, technical information, and marketing and sales support, which could harm our business and prospects.
We are subject to risks arising from our international operations.
     We derive a substantial portion of our revenues from our international operations, and we plan to continue expanding our business in international markets in the future. In 2004, revenues outside North America represented 42 percent of our total revenues. As a result of our international operations, we are affected by economic, regulatory and political conditions in foreign countries, including changes in IT spending generally, the imposition of government controls, changes or limitations in trade protection laws, unfavorable changes in tax treaties or laws, natural disasters, labor unrest, earnings expatriation restrictions, misappropriation of intellectual property, acts of terrorism and continued unrest and war in the Middle East and other factors, which could have a material impact on our international revenues and operations. Our revenues outside North America could also fluctuate due to the relative immaturity of some markets, rapid growth in other markets, and organizational changes we have made to accommodate these conditions.
We face exposure to adverse movements in foreign currency exchange rates.
     We experience foreign exchange translation exposure on our net assets and transactions denominated in currencies other than the U.S. dollar. In 2004, our net income and revenues benefited from the decline in the value of the U.S. dollar against a number of foreign currencies, including the Euro and the Japanese Yen. We do not utilize foreign currency hedging contracts to smooth the impact of converting non-U.S. dollar denominated revenues into U.S. dollars for financial reporting. Because we do not anticipate entering into currency hedges for non-U.S. dollar revenues, our future results will fluctuate based on the appreciation or depreciation of the U.S. dollar against major foreign currencies.
     As of March 31, 2005, we had identified net assets totaling $243.0 million associated with our EMEA operations, and $77.5 million associated with our Asia Pacific and Latin America operations. Accordingly, we may experience fluctuations in operating results as a result of translation gains and losses associated with these asset and liability values. In order to reduce the effect of foreign currency fluctuations on our and certain of our subsidiaries’ balance sheets, we utilize foreign currency forward exchange contracts (forward contracts) to hedge certain foreign currency transaction exposures. Specifically, we enter into forward contracts with a maturity of approximately 30 days to hedge against the foreign exchange exposure created by certain balances that are denominated in a currency other than the principal reporting currency of the entity recording the transaction. The gains and losses on the forward contracts are intended to mitigate the gains and losses on these outstanding foreign currency transactions and we do not enter into forward contracts for trading purposes. However, our efforts to manage these risks may not be successful. Failure to adequately manage our currency exchange rate exposure could adversely impact our financial condition and results of operations.
Growing market acceptance of “open source” software could cause a decline in our revenues and operating margins.
     Growing market acceptance of open source software has presented both benefits and challenges to the commercial software industry in recent years. “Open source” software is made widely available by its authors and is licensed “as is” for a nominal fee or, in some cases, at no charge. For example, Linux is a free Unix-type operating system, and the source code for Linux is freely available. We have developed certain products to operate on the Linux platform, which has created additional sources of revenues. Additionally, we have incorporated other types of open source software into our products, allowing us to enhance certain solutions without incurring substantial additional research and development costs. Thus far, we have encountered no unanticipated material problems arising from our use of open source software. However, as the use of open source software becomes more widespread, certain open source technology could become competitive with our proprietary technology, which could cause sales of our products to decline or force us to reduce the fees we charge for our products, which could have a material adverse impact on our revenues and operating margins.

If we are unable to protect our intellectual property, or if we infringe or are alleged to infringe a third party’s intellectual property, our operating results may be adversely affected.
     We rely on a combination of copyright, patent, trademark and trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology. Our inability to obtain adequate copyright, patent or trade secret protection for our products in certain countries could diminish the competitive advantages we derive from our proprietary technology and may have a material adverse impact on future operating results. In addition, as the number of software products and associated patents increase, it is possible that software developers will become subject to more frequent infringement claims.
     We have in the past received claims by third parties asserting that our products violate their patents or other proprietary rights. It is likely that such claims will be asserted in the future. In addition, to the extent we acquire other intellectual property rights, whether directly from third parties or through acquisitions of other companies, we face the possibility that such intellectual property will be found to infringe or violate the proprietary rights of others. For example, a trademark infringement and dilution case filed in 1999 against NEN, which we acquired in April 2001, resulted in a multi-million dollar judgment against NEN and an injunction against NEN’s use of the trade name “NEON.” The action was settled in September 2001 for a lesser amount as well as certain other concessions. Regardless of whether these claims have merit, they can be time consuming and expensive to defend or settle, and can harm our business and reputation. We do not believe our products infringe any third party patents or proprietary rights, but there is no guarantee that we can avoid claims or findings of infringement in the future.
     We currently license our software products to end users directly, or through a number of reseller channels including OEMs, VARs and SIs. Under our standard software license agreements, we contractually agree to indemnify our licensees against claims that our software infringe the intellectual property rights of third parties. Some of our products, including our core enterprise database product, incorporate intellectual property licensed from third parties or open source software. We attempt to exclude open source software and other products for which no IP indemnity is provided by the licensor from the scope of our indemnification obligations. However, if we fail to successfully exclude such technology from our indemnification obligations, claims that such open source or third party technology infringes the intellectual property rights of a third party could materially and adversely affect our business and financial condition.
Our key personnel are critical to our business, and we cannot assure that they will remain with us.
     Our success depends on the continued service of our executive officers and other key personnel. In recent years, we have made additions and changes to our executive management team. For example, in August 2004, Martin J. Healy, Vice President and Corporate Controller, retired and was replaced by Jeffrey G. Ross, formerly Group Director of Tax and Accounting. Further changes involving executives and managers resulting from acquisitions, mergers and other events could increase the current rate of employee turnover, particularly in consulting, engineering and sales. We cannot be certain that we will retain our officers and key employees. In particular, if we are unable to hire and retain qualified technical, managerial, sales and other employees it could adversely affect our product development and sales efforts, other aspects of our operations, and our financial results. Competition for highly skilled personnel in the software industry is intense. Our financial and stock price performance relative to the companies with whom we compete for employees, and the high cost of living in the San Francisco Bay Area, where our headquarters is located, could also impact the degree of future employee turnover.
Changes in accounting and legal standards could adversely affect our future operating results.
     During the past several years, various accounting guidance has been issued with respect to revenue recognition rules in the software industry. However, much of this guidance addresses software revenue recognition primarily from a conceptual level, and is silent as to specific implementation requirements. As a consequence, we have been required to make assumptions and judgments, in certain circumstances, regarding application of the rules to transactions not addressed by the existing rules. We believe our current business arrangements and contract terms have been properly reported under the current rules. However, if final interpretations of, or changes to, these rules necessitate a change in our current revenue recognition practices, our results of operations, financial condition and business could be materially and adversely affected.
     In October 2004, the FASB concluded that Statement 123R, Share-Based Payment (Statement 123R) requiring companies to measure compensation cost for all share-based payments at fair value, will be effective for most public companies for interim or annual periods beginning after June 15, 2005. In April 2005 the SEC extended the implementation date to annual periods commencing after June 15, 2005. We currently account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations.” However, we will be required to measure and recognize the cumulative effect, if any, from the adoption of Statement 123R beginning January 1, 2006. Statement 123R likely will affect the accounting for our current employee stock option and stock purchase plans, and could have an adverse effect on our accounting for compensation expenses if we are unable to modify our plans in an appropriate or timely manner.
     In addition to the changes discussed above, the U.S. Congress enacted the Sarbanes-Oxley Act of 2002, or the SOA, in July 2002, providing for or mandating the implementation of extensive corporate governance reforms relating to public company financial reporting, internal controls, corporate ethics, and oversight of the accounting profession, among other areas. These SEC-mandated rules and procedures became effective starting in the latter half of 2002, and new rules are expected to evolve and become implemented over the next several years. We are also subject to additional rules and regulations, including those enacted by the New York Stock Exchange where our common stock is traded. Compliance with existing or new rules that influence significant adjustments to our business practices and procedures could result in significant expense and may adversely affect our results of operations. Failure to comply with these rules could result in delayed financial statements and might adversely impact our ability to register the notes and shares available upon conversion and the price of our common stock.
The unfavorable outcome of litigation and other claims against us could have a material adverse impact on our financial condition and results of operations.
     We are subject to a variety of claims and lawsuits from time to time, some of which arise in the ordinary course of our business. Adverse outcomes in some or all of such pending cases may result in significant monetary damages or injunctive relief against us. While management currently believes that resolution of these matters, individually or in the aggregate, will not have a material adverse impact on our financial position or results of operations, the ultimate outcome of litigation and other claims noted are subject to inherent uncertainties, and management’s view of these matters may change in the future. It is possible that our financial condition and results of operations could be materially adversely affected in any period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.
Our operations and financial results could be severely harmed by certain natural disasters.
     Our headquarters and some of our major customers’ facilities are located near major earthquake faults. We have not been able to maintain earthquake insurance coverage at reasonable costs. Instead, we rely on self-insurance and preventative safety measures. We currently ship most of our products from our Dublin, California facility near the site of our corporate headquarters. If a major earthquake or other natural disaster occurs, disruption of operations at that facility could directly harm our ability to record revenues for such quarter. This could, in turn, have an adverse impact on operating results.
Risks Related to the Notes
The market price of the notes could be significantly affected by the market price of our common stock, which can be volatile, and other factors.
     We expect that the market price of the notes will be significantly affected by the market price of our common stock, which historically has been volatile. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. This volatility may be exaggerated if the trading volume of our common stock is low. In addition, the market price of our common stock, and therefore the notes, may fluctuate dramatically in response to a variety of factors, including:
•	Shortfalls in revenues or net income from levels expected by securities analysts;

•	Announcements of new products by us or our competitors;

•	Quarterly fluctuations in our financial results or the results of other software companies, including our direct competitors;

•	Market reaction to our press releases, announcements and our filings with the SEC;

•	Changes in analysts’ estimates of our financial performance, the financial performance of our competitors, or the financial performance of software companies in general;

•	Acquisitions or entry into strategic alliances by us or our competitors;

•	The gain or loss by us or our competitors of a significant customer or strategic relationship;

•	Announcements of technological or competitive developments;

•	Announcements regarding claims of intellectual property infringement;

•	Changes in prices for our products or competitors’ products;

•	General conditions in the software industry;

•	Conditions in the financial markets;

•	General market or economic conditions; and

•	The level and changing nature of terrorist activity and continued war and political unrest in the Middle East.
     In addition, the stock market has periodically experienced significant price and volume fluctuations that have particularly affected the market prices of common stock of technology companies. These changes have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also negatively affect the market price of our common stock and the notes. In addition, the issuance of the notes may encourage short selling in our common stock by market participants, which could adversely affect our stock price.
Substantial leverage and debt service obligations may adversely affect our cash flow.
     As a result of the sale of the notes, we incurred $460.0 million of indebtedness. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.
     Our leverage could have significant negative consequences, including:
•	Increasing our vulnerability to general adverse economic and industry conditions;

•	Limiting our ability to obtain additional financing;

•	Requiring the dedication of a portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

•	Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	Placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.
The notes are subordinated and we may incur additional debt.
     The notes are unsecured and subordinated in right of payment in full to all of our current and future senior indebtedness. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture governing the notes and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. In addition, payments on the notes will be blocked in the event of a payment default on certain senior indebtedness and may be blocked for up to 179 of 365 consecutive days in the event of certain non-payment defaults on such debt. In the event of such payment blockage, holders of the notes will be unable to receive any consideration upon conversion of the notes for the duration of such blockage period, including any notes which were tendered for conversion prior to such blockage period but for which settlement has not occurred prior to the commencement of such period. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on the notes then outstanding.
     The notes are exclusively obligations of Sybase, Inc. A significant portion of our operations is conducted through subsidiaries. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or to make any funds available for payment on the notes. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Our right to receive assets from any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors).
     The indenture does not prohibit or limit us or our subsidiaries from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of March 31, 2005, we had no senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $186.6 million of indebtedness and other liabilities outstanding (excluding intercompany liabilities) to which the notes would have been effectively subordinated. We and our subsidiaries will also from time to time incur other additional liabilities. See “Description of Notes — Subordination of Notes.”
We may not have the ability to purchase the notes when required.
     You may require us to purchase some or all of your notes on February 22, 2010, February 22, 2015 or February 22, 2020. In addition, upon the occurrence of a change in control, we would be required under the indenture governing the notes to purchase all outstanding notes tendered to us by the holders of such notes. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the purchase price for all notes tendered by the holders. In addition, future credit facilities may restrict our ability to make such payments. A change in control may also constitute an event of default under other agreements governing then-existing indebtedness and could prevent us from purchasing the notes. Any failure to purchase the notes when required will result in an event of default under the indenture. For more information, see “Description of Notes — Purchase at Option of Holders” and “Description of Notes — Purchase at Option of Holders Upon a Change in Control.”
The notes are not protected by restrictive covenants.
     The indenture governing the notes does not contain any financial or operating controls or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. In addition, the indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving us, except to the extent described under “Description of Notes — Purchase at Option of Holders Upon a Change in Control.”
There is no public market for the notes, and the transfer of the notes will be restricted.
     There is no established trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or other market. Although, at the time of the issuance of the notes, the initial purchasers of the notes advised us that they intended to make a market in the notes, they are not obligated to do so and may cease market making at any time. In addition, their market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no market for the notes may develop, and any market that develops may not last.
     Resales of the notes after their initial issuance may occur at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our shares of common stock, the volatility of our common stock and other factors.
     Although we are required to use our reasonable efforts to register the resale by the holders of the notes and the common stock into which the notes are convertible, the registration statement that this prospectus is a part of may not be available to all holders at all times. If the registration statement is suspended or unavailable to a holder, you will not be able to sell your notes or any common stock issued upon conversion of notes.
Your right to convert the notes is conditional, which could impair the value of notes.
     The notes are convertible only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and shares into which the notes would otherwise be convertible. In addition, upon conversion of the notes we will not be required to deliver cash or issue shares to satisfy our conversion obligation for over 55 days after the conversion date (or, under certain circumstances, over 75 days subject to our obligation to pay interest with respect to the value of the conversion obligation). As a result, the value of your notes surrendered for conversion will be subject to market risk pending settlement.
The adjustment to the conversion rate for notes converted in connection with certain changes in control may not adequately compensate holders for the lost option time value of their notes as a result of such change in control and may not be enforceable.
     If certain changes in control occur on or prior to March 1, 2010, we will increase the conversion rate as to the notes converted in connection with the changes in control. The increase in the conversion rate will be determined based on the date on which the change in control becomes effective and the price paid per share of our common stock in the change in control as described under “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon Certain Changes in Control.” While this adjustment is designed to compensate you for the lost option time value of your notes as a result of certain changes in control, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the change in control is less than $18.68 or more than $80.00 (subject to adjustment), or if we exercise our right to cause the conversion obligation to be assumed by a public acquirer as described in “Description of Notes — Conversion After a Public Acquirer Change in Control,” there will be no such adjustment. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
The notes may not be rated or may receive a lower rating than anticipated.
     We do not intend to seek a rating for the notes and believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.
Provisions of our corporate documents have anti-takeover effects that could prevent a change in control.
     Provisions of our certificate of incorporation, bylaws, stockholder rights plan and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include authorizing the issuance of preferred stock without stockholder approval, prohibiting cumulative voting in the election of directors, prohibiting the stockholders from calling stockholders meetings and prohibiting stockholder actions by written consent. See “Description of Capital Stock.”

USE OF PROCEEDS
     We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

DESCRIPTION OF NOTES
     The notes were issued under an indenture, dated February 22, 2005, between us and U.S. Bank National Association, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We also entered into a registration rights agreement, dated February 22, 2005, with the initial purchasers of the notes with respect to the notes and any shares of common stock issuable upon conversion of the notes.
     The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes. The indenture and the registration rights agreement have been filed as exhibits to the registration statement related to the prospectus and copies are available upon request from us.
     In this section, the words “we,” “us,” “our” or “Sybase” means Sybase, Inc., but do not include any current or future subsidiary of Sybase, Inc.
General
     The notes are:
•	general subordinated unsecured obligations of Sybase;

•	subordinated in right of payment to any future senior indebtedness of Sybase; and

•	structurally subordinated to any future indebtedness and other liabilities of our subsidiaries.
     As of March 31, 2005, we had no senior indebtedness outstanding, and as of that same date, our subsidiaries had approximately $186.6 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities).
     The notes are convertible, subject to certain conditions, as described under “— Conversion Rights.” Upon conversion of a note a holder will receive cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of cash, shares of common stock or a combination of cash and common stock as described below under “— General Conversion Provisions and Procedures.” We will increase the conversion rate with respect to notes converted in connection with certain changes in control, although in lieu of such increase we have the right to cause our conversion obligation to be assumed by a public acquirer. See “— Adjustment to Conversion Rate Upon Certain Changes in Control” and “— Conversion After a Public Acquirer Change in Control.” $460,000,000 aggregate principal amount of notes were issued. The notes will mature on February 22, 2025. The notes were only issued in denominations of integral multiples of $1,000.
     We may redeem the notes for cash at any time on or after March 1, 2010 upon at least 30 days’ but not more than 60 days’ notice to holders of notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. You may require us to purchase some or all of your notes on February 22, 2010, February 22, 2015 or February 22, 2020 in the manner described under “— Purchase at Option of Holders.” In addition, in the event of a change in control, you may require us to purchase the notes held by you as described under “Purchase at Option of Holders Upon a Change in Control.”
     The notes bear interest at the rate of 1.75% per year from the date of original issuance of the notes. Interest is payable semi-annually in arrears on February 22 and August 22 of each year, commencing August 22, 2005, to holders of record at the close of business on the preceding February 1 and August 1, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, redemption or purchase by us at the option of the holder, interest will cease to accrue on the notes under the terms of and subject to the conditions of the indenture governing the notes.
     Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. Payments made to DTC will be made by wire transfer of immediately available funds to the account of DTC or its nominee.
     The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence by us or our subsidiaries of indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of Sybase, except to the extent described under “— Adjustment to Conversion Rate Upon Certain Changes in Control,” “— Conversion After a

Public Acquirer Change in Control,” “— Purchase at Option of Holders Upon a Change in Control” and “— Consolidations, Mergers and Sales of Assets.”
Conversion Rights
     Holders may convert their notes prior to maturity based on an initial conversion rate of 39.6511 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $25.22 per share), only if the conditions for conversion described below are satisfied. The conversion rate will be subject to adjustment as described below. Unless we have previously redeemed or purchased the notes, you will have the right to convert any portion of the principal amount of any note that is an integral multiple of $1,000 at any time on or prior to the close of business on the maturity date only under the following circumstances:
     (1) prior to March 31, 2023 on any date during any fiscal quarter (and only during such fiscal quarter) if the closing sale price of our common stock was more than 130% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter;
     (2) on or after March 31, 2023, at all times on or after any date on which the closing sale price of our common stock is more than 130% of the then current conversion price of the notes;
     (3) with respect to any notes called for redemption, until the close of business on the business day prior to the redemption date;
     (4) if we distribute to all or substantially all holders of our common stock rights, options or warrants (other than pursuant to a stockholder rights plan) entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution;
     (5) if we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock (other than in a common stock split or dividend), which distribution has a per share value as determined by our board of directors exceeding 10% of the closing sale price of our common stock on the day preceding the declaration for such distribution;
     (6) upon the occurrence of specified corporate transactions, as described below; or
     (7) during the five consecutive business-day period following any five consecutive trading-day period in which the average trading price for the notes was less than 98% of the average of the closing sale price of our common stock during such five trading-day period multiplied by the then current conversion rate, as described in more detail below in “— Conversion Upon Satisfaction of Trading Price Condition;” we refer to this condition as the “trading price condition.”
     In the case of clauses (4) and (5) immediately above, we must notify holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. In the case of a distribution identified in clauses (4) and (5) immediately above, the ability of a holder of notes to convert would not be triggered if the holder may participate in the distribution without conversion.
     In addition to the above, if:
•	we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property;

•	a change in control (as defined under “— Purchase at Option of Holders Upon a Change in Control”) occurs; or

•	an event occurs that would have been a change in control but for the existence of one of the change in control exceptions under “— Purchase at Option of Holders Upon a Change in Control,”
then you may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction and thereafter. If we are a party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note will be adjusted as described under “— General Conversion Provisions and Procedures.” If you have exercised your right to require us to purchase your notes as described under “— Purchase at Option of Holders Upon a Change in Control,” you may convert your notes only if you withdraw your change in control purchase notice and convert your notes prior to the close of business on the business day immediately preceding the applicable purchase date.

Conversion Upon Satisfaction of Trading Price Condition
     You may surrender your notes for conversion prior to maturity during the five business-day period following any five consecutive trading-day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each trading day of such five-day trading period was less than 98% of the product of the average of the closing sale prices of our common stock for such five-day trading period and the then current conversion rate.
     The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the initial purchasers of the notes, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 98% of the applicable conversion rate of the notes multiplied by the sale price of our common stock on such determination date.
     The trustee will determine the trading price of the notes upon our request. We will have no obligation to make that request unless a holder of notes requests that we do so. If a holder provides such request, we will instruct the trustee to determine the trading price of the notes for the applicable period.
General Conversion Provisions and Procedures
     You may convert all or part of any note (other than a note held in book-entry form through DTC) by delivering the note at the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee, and, if required, appropriate endorsements and transfer documents and, if required, payment for all transfer or similar taxes and interest, as described below. The conversion date for any note other than a note held in book-entry form through DTC will be the date on which the note is surrendered and the duly signed and completed conversion notice are so delivered, along with any required endorsements, transfer documents and payments for any required transfer or similar taxes and interest.
     Holders of notes held in book-entry form through DTC must follow DTC’s procedures and customary practices to covert all or part of any note. The date you comply with these requirements is the conversion date under the indenture. Settlement of our obligation to deliver cash and shares (if any) will occur on the dates described below. Delivery of shares, if any, will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices.
     In lieu of delivering shares of our common stock upon conversion of any note, a holder will receive, for each $1,000 principal amount of notes surrendered for conversion:
•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below; and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, which we refer to as the “remaining shares,” equal to the sum of the daily share amounts, as defined below, for each of the thirty consecutive trading days in the conversion reference period, as defined below, subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below.
     The “conversion value” means the product of (1) the conversion rate in effect on the conversion date, as such rate may be adjusted in accordance with the terms of the indenture, and (2) the average of the closing prices of our common stock for each of the thirty consecutive trading days of the conversion reference period, as defined below; provided that after the consummation of a change in control in which the consideration is comprised entirely of cash, the amount used in clause (2) of this paragraph will be the cash price per share received by holders of our common stock in such change in control.
     The “conversion reference period” means:
•	for notes that are converted after we have specified a redemption date, the thirty consecutive trading days beginning on the third trading day following the redemption date (in the case of a partial redemption this will only apply to those notes that are subject to redemption);

•	for notes that are converted during the period beginning on the thirtieth day prior to maturity of the notes, the thirty consecutive trading days beginning on the third trading day following the maturity date; and

•	in all other instances, the thirty consecutive trading days beginning on the third trading day following the conversion date.
     The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert such note, as described above.
     The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(closing price on such trading day X conversion rate in effect on the conversion date*) — $1,000 closing price on such trading day X 30

*	appropriately adjusted to take into account the occurrence on such trading day of any event which would require a conversion rate adjustment
     A “trading day” is a day during which trading in securities generally occurs on the New York Stock Exchange (or, if the common stock is not traded on the New York Stock Exchange, on the principal other market on which the common stock is then traded), other than a day on which a material suspension of or limitation on trading is imposed that affects either the New York Stock Exchange (or, if applicable, such other market) in its entirety or only the shares of our common stock (by reason of movements in price exceeding limits permitted by the relevant market on which the shares are traded or otherwise) or on which the New York Stock Exchange (or, if applicable, such other market) cannot clear the transfer of our shares due to an event beyond our control.
     The “closing price” of our common stock on any trading day means the last reported sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the New York Stock Exchange or, if our common stock is not quoted on the New York Stock Exchange, as reported by the principal national securities exchange or quotation system on which our common stock is listed or otherwise as provided in the indenture.
     On any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the remaining shares that will be settled in cash (the “cash percentage”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the closing price of our common stock for such trading day (provided that after the consummation of a change in control in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such change in control). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of such note.
     No payment or adjustment for any dividends in respect of our common stock will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the closing sale price of our common stock on the conversion date.
     The conversion value, daily share amounts and the number of shares, if any, to be issued, and cash, if any, to be paid in respect of remaining shares upon conversion of the notes will be determined by us at the end of the conversion reference period. Upon conversion of a note, we will pay the cash and deliver the shares of common stock, if any, as promptly as practicable after the date all calculations necessary to make such payment and delivery have been made, and in any case within ten trading days after such date (the “conversion settlement period”); provided, that upon the conversion of any notes (other than any notes converted (i) on or after the thirtieth day prior to maturity or (ii) after we have specified a redemption date (or in the event of a partial redemption, notes converted that are subject to redemption)), if we have not satisfied our conversion obligations in full by the expiration of the conversion settlement period, we shall pay interest on the unsatisfied portion of our conversion obligations of the converted notes at the then effective 3 Month London Inter-Bank Offering Rate plus 2%, retroactive to the conversion date until such amount is paid in full in the manner described in the indenture, and shall pay the cash and deliver the shares of common stock, if any, as promptly as practicable thereafter, and in any case within 20 days after expiration of the conversion settlement period, provided if the twentieth day of such period is a day that is not a business day, then on the next business day.

     The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the maturity date.
     You will not be required to pay any transfer, stamp or similar taxes or duties relating to the issue or delivery of any common stock on conversion, but you will be required to pay any transfer, stamp or similar taxes and duties relating to any transfer involved in the issue or delivery of any common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all such taxes and duties, if any, payable by you have been paid. The tax consequences of the conversion will be as described below under “U.S. Federal Income Tax Considerations.”
     Except as set forth below, we will not make any payment or other adjustment for accrued interest on the notes or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except (1) for notes or portions of notes called for redemption or subject to purchase at your option on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on the record date and ending on the opening of business on the fifth business day after that interest payment date or (2) if you submit your notes for conversion between the record date for the final interest payment and the opening of business on the final interest payment date), you must pay funds equal to the interest payable on that interest payment date on the principal amount being converted unless a default exists at the time of conversion. As a result of the foregoing provisions, if one of the exceptions described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.
     The initial conversion rate will be adjusted for certain future events, including:
     (1) the issuance of our common stock as a dividend or distribution on our common stock;
     (2) subdivisions and combinations of our common stock;
     (3) the issuance to all or substantially all holders of our common stock of rights or warrants to subscribe for or purchase our common stock or securities convertible into our common stock (other than pursuant to a stockholders rights plan) for a period of not more than 60 days at a purchase price per share less than, or having a conversion price per share less than, the current market price of our common stock;
     (4) the dividend or other distribution to all or substantially all holders of our common stock of shares of our capital stock or similar equity interests, other than common stock, or evidences of our indebtedness or our assets, including securities, but excluding distributions described in paragraphs (1) through (3) above and dividends or distributions paid exclusively in cash;
     (5) dividends or distributions paid exclusively in cash; and
     (6) the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries.
     We will not make any adjustments if holders of notes may participate in the transactions described above without converting their notes.
     In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, as described in clause (4) above, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of our common stock and, if there is a market therefor, the securities so distributed, for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.
     Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.
     In the case of:
•	any reclassification or change of our common stock (other than changes resulting from changes in par value or as a result of a subdivision or combination);

•	a consolidation, merger or combination involving us;

•	a sale or conveyance to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange,
in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes based on the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into shares of our common stock at the then effective conversion rate immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange, subject to the conditions described below under “— Conversion After a Public Acquirer Change in Control.” Upon conversion of a note a holder will receive cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of cash or such shares, other securities, other property or assets as described above. We may not become a party to any such transaction unless its terms are consistent with the foregoing.
     In addition, the indenture governing the notes provides that upon conversion of the notes, the holders of such notes will receive, in addition to any shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to any stockholder rights plan of ours, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion rate as a result of:
•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.
     If a taxable distribution to holders of our common stock or other event occurs that results in any adjustment of the conversion rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See “U.S. Federal Income Tax Considerations.”
     We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such increase. We may, but are under no obligation to, make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See “U.S. Federal Income Tax Considerations.”
     Notwithstanding the foregoing, in no event shall the conversion rate as adjusted in accordance with the foregoing exceed 53.5331 per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) – (4) above.
Adjustment to Conversion Rate Upon Certain Changes in Control
     If and only to the extent you elect to convert your notes in connection with a transaction described under the first, second or fourth clause under the definition of a change in control as described below under “— Purchase at Option of Holders upon a Change in Control” (or in connection with a transaction that would have been a change in control under such first, second or fourth clause but for the existence of the 110% trading price exception), within 30 days of our giving notice of such change in control, pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such change in control transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, which we refer to as a “non-stock change in control,” we will increase the conversion rate as described below. The increase in the conversion rate will be expressed as a number of additional shares per $1,000 principal amount of notes and will be determined by reference to the table below, based on the date on which the non-stock change in control becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such non-stock change in control. If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such change in control transaction.
     The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted (other than adjustments described in the preceding paragraph), as described above under “— General Conversion Provisions and Procedures.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— General Conversion Provisions and Procedures.”
     The following table sets forth the increase in the conversion rate, expressed as a number of additional shares per $1,000 principal amount of notes:

	Stock Price
Effective Date	$18.68	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00
February 22, 2005	13.88	7.23	4.64	3.11	2.17	1.55	1.13	0.84	0.62	0.47	0.35	0.26	0.20
March 1, 2006	13.79	6.83	4.21	2.73	1.84	1.28	0.91	0.66	0.48	0.35	0.26	0.19	0.14
March 1, 2007	13.69	6.31	3.66	2.23	1.43	0.95	0.65	0.45	0.32	0.24	0.17	0.12	0.09
March 1, 2008	13.53	5.55	2.89	1.59	0.93	0.58	0.37	0.26	0.18	0.13	0.09	0.07	0.04
March 1, 2009	13.31	4.29	1.72	0.72	0.34	0.19	0.12	0.09	0.06	0.05	0.03	0.02	0.01
March 1, 2010	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
     The exact stock price and effective dates may not be set forth on the table; in which case, if the stock price is:
•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $80.00 per share (subject to adjustment), no increase in the conversion rate will be made;

•	less than $18.68 per share (subject to adjustment), no increase in the conversion rate will be made.
     Notwithstanding the foregoing, in no event will the conversion rate exceed 53.5331 subject to proportional adjustment in the same manner as the conversion rate as set forth in clauses (1) through (4) under “General Conversion Provisions and Procedures” above. In any event, we will not adjust the conversion rate pursuant to these provisions in connection with a change of control occurring after March 1, 2010.
Conversion After a Public Acquirer Change in Control
     Notwithstanding the foregoing, in the case of a non-stock change in control constituting a public acquirer change in control (as defined below), we may, in lieu of increasing the conversion rate as described in “— Adjustment to Conversion Rate Upon Certain Changes in Control” above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change in control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) based on an adjusted conversion rate determined by multiplying the conversion rate in effect immediately before the public acquirer change in control by a fraction:
•	the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change in control, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control; and

•	the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change in control.
     A “public acquirer change in control” means a non-stock change in control in which the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change in control (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer has a class of common stock satisfying the foregoing requirement; in such case, all references to public acquirer common stock shall refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.
     Upon a public acquirer change in control, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “— Conversion Rights” above) at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to an increase in the conversion rate as described under “— Adjustment to Conversion Rate Upon Certain Changes in Control.” We are required to notify holders of our election in our notice to holders of such transaction. In such event, in lieu of delivering such shares of public acquirer common stock, a holder will receive upon conversion of a note, cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of cash, public acquirer common stock or a combination thereof in accordance with the provisions described above under “— General Conversion Provisions and Procedures.” In addition, upon a public acquirer change in control, in lieu of converting notes, the holder can, subject to certain conditions, require us to purchase all or a portion of its notes as described below.
Optional Redemption
     Prior to March 1, 2010, the notes will not be redeemable. We may redeem the notes at our option at any time on or after March 1, 2010 in whole, or from time to time in part, at a redemption price in cash equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the redemption date falls after a record date for any interest payment but on or before the related interest payment date, interest will be paid to the record holder on the relevant record date. We will give at least 30 days’ but not more than 60 days’ notice of redemption to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.
     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.
Purchase at Option of Holders
     You have the right to require us to purchase for cash some or all of your notes on February 22, 2010, February 22, 2015 and February 22, 2020. We will be required to purchase any outstanding note for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date. If a purchase notice is given and withdrawn during that period, we will not be obligated to purchase the notes or portion of notes listed in the notice of withdrawal. Our purchase obligation will be subject to certain additional conditions.
     The purchase price payable for a note will be equal to 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the purchase date payable in cash.
     Your right to require us to purchase notes is exercisable by timely delivering a written purchase notice to the paying agent. The paying agent initially will be the trustee.
     The purchase notice must state:
•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your purchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, which must be in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture governing the notes.
     You may withdraw any written purchase notice with respect to all or a portion of the notes to which such written purchase notice relates by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The withdrawal notice must state:
•	the principal amount of the withdrawn notes, which must be in integral multiples of $1,000;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the purchase notice.
     We must give notice of an upcoming purchase date to all note holders not less than 20 business days prior to the purchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to purchase their notes.
     Payment of the purchase price for a note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date, then, on and after the date:
•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.
     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the purchase price upon delivery of the note.
     Our ability to purchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to purchase any outstanding note on a purchase date, we may not have sufficient funds to pay the purchase price on that purchase date. If we fail to purchase the notes when required, this failure will constitute an event of default under the indenture governing the notes. See “Risk Factors — Risks Related to the Notes — We may not have the ability to purchase the notes.”
     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.
Purchase at Option of Holders Upon a Change in Control
     If a change in control occurs as set forth below, each holder of notes will have the right to require us to purchase all of such holder’s notes, or any portion of those notes that is equal to $1,000 or an integral multiple of $1,000, on the date that is 30 days after the date we give notice of the change in control, at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, together with interest accrued and unpaid to, but excluding, the purchase date; provided that, if such purchase date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.
     Within 30 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, of the occurrence of the change in control and of their resulting purchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the purchase right, a holder of notes must deliver, on or before the close of business on the business day before the change in control purchase date referenced above, written notice to the trustee of the holder’s exercise of its purchase right, together with the notes with respect to which the right is being exercised (which must be in $1,000 multiples).
     Under the indenture governing the notes, a “change in control” of Sybase, or any successor entity who is subject to the terms of the indenture, will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:
(1)	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger involving Sybase described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

(2)	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person (other than to one or more of our wholly-owned subsidiaries), other than:

—	any transaction pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction in substantially the same proportion as such ownership immediately prior to such transaction; or

—	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;
(3)	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease to constitute a majority of our board of directors then in office; or

(4)	our stockholders pass a resolution approving a plan of liquidation or dissolution.
     However, a change in control will not be deemed to occur if either:
•	the closing sale price of our common stock for any five trading days during the ten trading days immediately preceding the effective date of the change in control is at least equal to 110% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, more than 90% of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation otherwise constituting a change in control consists of shares of common stock, depository receipts, ordinary shares or other certificates representing common equity interests traded on a U.S. national securities exchange or quoted on the NASDAQ National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible into cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of cash or such common stock, depository receipts, ordinary shares or other certificates representing common equity interests as described above under “Conversion Rights — General Conversion Provisions and Procedures.”
     Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
     Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the purchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.
     The question of whether “all or substantially all” of our assets have been disposed of will be interpreted under applicable law and will likely be dependent upon the particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a disposition of “all or substantially all” of our assets (and, consequently, a change in control) has occurred, in which case a holder’s ability to require us to purchase their notes upon such an event may be impaired.
     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (A) on or prior to the date that is two years from the latest issuance of the notes shall be surrendered to the trustee for cancellation, or (B) after such date, may (to the extent permitted by applicable law) be reissued or sold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.
     Our ability to purchase notes upon the occurrence of a change in control is subject to important limitations. The occurrence of a change in control could cause a mandatory prepayment of, or an event of default under, or be prohibited or limited by, our future indebtedness. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the purchase right. Any failure by us to purchase the notes when required following a change in control would result in an event of default under the indenture governing the notes, whether or not such purchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our future indebtedness, including our then existing senior indebtedness.

Subordination of Notes
     The payment of principal of, interest (including liquidated damages, if any) on and cash upon conversion of the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness whether outstanding on the date of the indenture or thereafter incurred. The notes also are structurally subordinated to all indebtedness and other liabilities, including trade payables, but excluding intercompany liabilities, of our subsidiaries. If the notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.
     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to Sybase or to its assets, or any liquidation, dissolution or other winding-up of Sybase, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of Sybase, except in connection with the consolidation or merger of Sybase or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially upon the terms and conditions described under “— Consolidation, Mergers and Sales of Assets” below, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness, or provision shall be made for such payment, before the holders of notes will be entitled to receive any payment or distribution of any kind or character (other than payments or distributions in the form of Permitted Junior Securities, whether on account of principal of or liquidated damages, if any, interest on, or conversion of, the notes). Any payment or distribution of assets of Sybase of any kind or character, whether in cash, property or securities (other than payments or distributions in the form of Permitted Junior Securities) by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of senior indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the senior indebtedness to the extent necessary to make payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness remaining unpaid, or to have such payment duly provided for, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness.
     No payment or distribution of any assets of Sybase of any kind or character, whether in cash, property or securities (other than payments in the form of Permitted Junior Securities), may be made by or on behalf of Sybase on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition or the conversion of notes upon the occurrence of any Payment Default until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or the senior indebtedness giving rise to such Payment Default shall have been discharged or paid in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents).
     No payment or distribution of any assets of Sybase of any kind or character, whether in cash, property or securities (other than payments in the form of Permitted Junior Securities), may be made by or on behalf of Sybase on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition or the conversion of notes during a Payment Blockage Period arising as a result of a Non-Payment Default.
     A “Payment Blockage Period” will commence upon the date of receipt by the trustee of written notice from the representative of the holders of the Designated Senior Indebtedness in respect of which the Non-Payment Default exists and shall end on the earliest of:
•	179 days thereafter (provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated);

•	the date on which such Non-Payment Default is cured, waived or ceases to exist;

•	the date on which such Designated Senior Indebtedness is discharged or paid in full; or

•	the date on which such Payment Blockage Period shall have been terminated by written notice to the trustee or Sybase from the representative initiating such Payment Blockage Period;
after which Sybase will resume making any and all required payments in respect of the notes, including any missed payments and liquidated damages. No more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No Non-Payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period.

     In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes that is prohibited by such provisions, then and in such event such payment shall be held for the benefit of, and paid over and delivered by such trustee or holder to, the representatives of holders of senior indebtedness, as their interest may appear, for application to senior indebtedness to the extent necessary to pay or to provide for the payment of all such senior indebtedness in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents). After all senior indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the notes) to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of senior indebtedness.
     By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of Sybase, our general creditors may recover less, ratably, than holders of senior indebtedness.
     “Designated Senior Indebtedness” means our obligations under any particular senior indebtedness that expressly provides that such senior indebtedness shall be “Designated Senior Indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of senior indebtedness to exercise the rights of Designated Senior Indebtedness). “indebtedness” means, with respect to any person, without duplication:
•	all obligations and other liabilities, contingent or otherwise, of such person for borrowed money (including overdrafts) to the extent such obligations and other liabilities would appear as a liability upon the consolidated balance sheet of such a person in accordance with generally accepted accounting principles or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

•	all obligations of such person evidenced by bonds, credit or loan agreements, notes, debentures or other similar instruments to the extent such obligations would appear as a liability upon the consolidated balance sheet of such person in accordance with generally accepted accounting principles;

•	indebtedness of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) but excluding trade payables arising in the ordinary course of business;

•	all obligations and liabilities, contingent or otherwise, in respect of leases of the person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the consolidated balance sheet of the person;

•	all net obligations of such person under or in respect of interest rate agreements, currency agreements or other swap, cap, floor or collar agreements, hedge agreements, forward contracts or similar instruments or agreements or foreign currency, hedge, exchange or purchase or similar instruments or agreements;

•	all indebtedness referred to in (but not excluded from) the preceding clauses of other persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or with respect to property, including, without limitation, accounts and contract rights, owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured);

•	all guarantees by such person of indebtedness referred to in this definition or of any other person;

•	our obligations as lessee under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased after the date of the indenture, for financing purposes, as determined in good faith by Sybase; and

•	any and all refinancings, replacements, deferrals, renewals, extensions and refundings of or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in the clauses above.
     “Non-Payment Default” means any event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated.
     A “Payment Default” shall mean a default in payment, whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise, of principal of, or premium, if any, or interest on Designated Senior Indebtedness beyond any applicable grace period.

     “Permitted Junior Securities” means any equity securities of Sybase or any successor obligor.
     “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:
•	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis as or junior to the notes; and

•	any indebtedness to any of our majority or wholly owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.
     Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors (including trade creditors) except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.
     Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial conditions of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.
     As of March 31, 2005, we had no senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $186.6 million of outstanding indebtedness or other liabilities (excluding intercompany liabilities).
Events of Default
     Each of the following constitutes an event of default under the indenture governing the notes:
     1. our failure to pay when due the principal of, or premium, if any, on any of the notes at maturity, upon redemption or purchase, whether or not such payment is prohibited by the subordination provisions of the indenture;
     2. our failure to pay an installment of interest, including liquidated damages, if any, on any of the notes that continues for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;
     3. our failure to satisfy in full our conversion obligations following conversion of any notes within the time periods specified under “— Conversion Rights — General Conversion Provisions and Procedures,” whether or not such payment is prohibited by the subordination provisions of the indenture;
     4. our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 45 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;
     5. our failure to timely provide notice of a change in control;
     6. our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $15 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $15 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amounts of the notes then outstanding;
     7. certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

     8. our filing of, or any of our significant subsidiaries’ filing of, a voluntary petition seeking liquidation, reorganization, arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.
     The indenture provides that the trustee shall, within 90 days of the occurrence of an event of default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or liquidated damages, if any, or interest on, any of the notes when due or in the payment of any conversion, redemption or purchase obligation.
     If an event of default specified in clause (7) or clause (8) above occurs and is continuing with respect to Sybase, then automatically the principal of all the notes and the interest thereon or liquidated damages, if any, shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (7) or clause (8) above with respect to Sybase, the default not having been cured or waived as provided under “— Modifications and Waiver,” the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, or liquidated damages, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.
     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to receive from the holders of notes reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.
     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.
Consolidations, Mergers and Sales of Assets
     We may not, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets, unless:
•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, (1) is a corporation, limited liability company, partnership or trust or other business entity organized and existing under the laws of the United States or any State of the United States and (2) assumes all of our obligations under the indenture governing the notes and the notes themselves;

•	at the time of such transaction, no event of default, and no event that, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee, in the event we are not the resulting or surviving corporation.
Modifications and Waivers
     Modifications and amendments to the indenture or to the terms and conditions of the notes may be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at the meeting. However, the indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:
•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs in the manner provided in the indenture;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect;

•	adding or modifying any other provisions that we and the trustee may deem necessary or desirable and that will not adversely affect the interests of the holders of notes in any material respect;

•	complying with the requirements regarding merger or transfer of assets; or

•	providing for uncertificated notes in addition to the certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended.
     Notwithstanding the foregoing, no modification or amendment to, or any waiver of, any provisions of the indenture may, without the written consent of the holder of each note affected:
•	change the maturity of the principal of or any installment of interest on any note, including any payment of liquidated damages;

•	reduce the principal amount of, premium, if any, or interest on, including the amount of liquidated damages, any note or the amount payable upon conversion, redemption or purchase of any note;

•	reduce the interest rate or interest, including any liquidated damages, on any note;

•	change the place or currency of payment of principal of, premium, if any, or interest on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	modify our obligation to purchase notes, including the time of payment, at the option of holders or our right to redeem notes, in a manner adverse to the holders of notes;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, adversely affect the purchase option of holders upon a change in control or the conversion rights of holders of the notes;

•	modify the subordination provisions of the notes in a manner adverse to the holders of notes in any material respect; or

•	reduce the percentage in aggregate principal amount of notes outstanding or the quorum requirements necessary to modify or amend the indenture or to waive any past default.
Satisfaction and Discharge
     We may discharge our obligations under the indenture governing the notes while notes remain outstanding, subject to certain conditions, if:
•	all outstanding notes will become due and payable at their scheduled maturity within one year; or

•	all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to satisfy our obligations upon conversion of the notes on or prior to the scheduled maturity or the business day preceding the scheduled date of redemption, as the case may be.
Global Notes; Book-Entry; Form
     The notes are currently evidenced by one or more global securities deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder may hold its beneficial interests in the global security directly through DTC if the holder has an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.
DTC has advised us that it is:
•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
     DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.
     We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer or pledge beneficial interests in the global security.
     Owners of beneficial interests in global securities who desire to convert their interests should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.
     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.
     We will make payments of principal of, premium, if any, and interest (including any liquidated damages) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including liquidated damages) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.
     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.
     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, we may issue notes in certificated form in exchange for the global security. Such notes will bear legends, if required.
     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.
Information Concerning the Trustee and Transfer Agent
     U.S. Bank National Association, as trustee under the indenture governing the notes, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. American Stock Transfer and Trust is the transfer agent for our common stock. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.
Governing Law
     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.
Registration Rights
     In connection with the initial private placement of the notes, we entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes. Pursuant to this agreement we agreed, to use our reasonable efforts at our expense to file with the SEC not later than 90 days after the earliest date of original issuance of any of the notes (the “S-3 filing deadline”), subject to certain conditions set forth below, a shelf registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock, if any, issuable upon conversion of the notes. We will use our reasonable efforts to:
•	cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the earliest date of original issuance of any of the notes, subject to our right to postpone having the shelf registration statement declared effective for an additional 60 days if we are in the possession of material non-public information, the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole; and

•	keep the registration statement continuously effective until the earliest of (1) two years after the last date of original issuance of the notes, (2) the sale pursuant to the shelf registration statement of the notes and all of the shares of common stock, if any, issuable upon conversion of the notes, and (3) the date when the holders of the notes and the common stock, if any, issuable upon conversion of the notes are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act or any successor rule thereto or otherwise.
     We have filed the registration statement related to this prospectus to meet our obligations under the registration rights agreement. We will provide to each holder for whom the registration statement was filed (each, a “registered holder”) copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock, if any, issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement is required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers and is bound by the provisions of the registration rights agreement that are applicable to that holder, including certain indemnification provisions.
     We have agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement. Holders that did not complete and deliver the election form and notice and questionnaire in a timely manner were not named as selling securityholders in the prospectus at the time of effectiveness and therefore are not permitted to sell any of their securities pursuant to this registration statement. However, upon request from a holder that did not return a notice and questionnaire on a timely basis, we will deliver a notice and questionnaire to such holder, and we will use our reasonable efforts to file within fifteen business days of receipt of a completed notice and questionnaire from such holder any amendments or supplements to the shelf registration statement or supplements to the related prospectus as are necessary to allow such holder to be named as a selling securityholders. Notwithstanding any of the foregoing, we will not be required to file more that one post-effective amendment to the shelf registration statement during any 90-day period and we will only be obligated to file a post-effective amendment when the principal amount of registrable securities to be covered by such amendment is at least $10 million. We will pay liquidated damages described above to a holder if we fail to make a filing in the time required with respect to such holder.
     We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events not to exceed an aggregate of 45 days in any three-month period and not to exceed an aggregate of 90 days in any twelve-month period.
     If:
•	on the day following the S-3 filing deadline, the shelf registration statement has not been filed with the SEC;

•	on the 181st day following the earliest date of original issuance of any of the notes, the shelf registration statement has not been declared effective, subject to our right to postpone having the shelf registration statement declared effective for an additional 60 days in event of material non-public information as described above;

•	the registration statement shall cease to be effective without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective; or

•	the use of the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph, each, a registration default, additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi- annual payment due on the first interest payment date following the date of the registration default, and will accrue at an additional rate per year equal to:
•	0.25% of the principal amount to and including the 90th day following such registration default; and

•	0.50% of the principal amount from and after the 91st day following such registration default.
     In no event will liquidated damages accrue at a rate per year exceeding 0.50%. We will not pay liquidated damages in respect of any shares of common stock issued upon conversion of the notes.

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001, and 8,000,000 shares of preferred stock, par value $0.001. The following description of our capital stock and certain provisions of our Amended and Restated Certificate of Incorporation and Amended Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate and Bylaws.
Common Stock
     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.
     Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassesable.
Preferred Stock
     The board of directors is authorized to issue up to 8,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and may have the effect of delaying, deferring or preventing a change in control of Sybase, which could have a depressive effect on the market price of our common stock. Other than our Stockholder Rights Plan, described below, we have no present plan to issue any shares of preferred stock.
Stockholder Rights Plan
     Pursuant to a preferred stock rights agreement between us and American Stock Transfer and Trust Company, as rights agent, our board of directors declared a dividend of one right to purchase one one-thousandth of a share of our series A participating preferred stock, or series A preferred, for each outstanding share of our common stock outstanding on August 15, 2002, or the record date. Each right entitles the registered holder to purchase one one-thousandth of a share of series A participating preferred at an exercise price of $90, or the purchase price, subject to certain adjustments, upon the acquisition of, or announcement of the intent to acquire, 15% of our common stock by a person or group of affiliated or associated persons. The rights plan is intended to maximize our value in the event of an unsolicited attempt to take over us in a manner or on terms not approved by our board of directors.
     Rights Evidenced by Common Share Certificates. The rights will not be exercisable until the Distribution Date (defined below). Until a Distribution Date, certificates for the rights (“Rights Certificates”) will not be sent to shareholders and the rights will attach to and trade only together with the shares of common stock. Accordingly, common stock certificates outstanding on the record date will evidence the rights related thereto, and common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for common stock, outstanding as of the record date, even without notation or a copy of the summary of rights being attached thereto, also will constitute the transfer of the rights associated with the common stock represented by such certificate.
     Distribution Date. The rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by our board of directors) after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of common stock then outstanding, or (b) the tenth business day (or such later date as may be determined by our board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our then outstanding shares of common stock. The earlier of such dates is referred to as the “Distribution Date.”
     Issuance of Rights Certificates; Expiration of Rights. As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the shares of common stock as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the rights from and after the Distribution Date. The rights will expire on the earliest of (i) August 15, 2012 (the “Final Expiration Date”), or (ii) redemption or exchange of the rights as described below.
     Initial Exercise of the Rights. Following the Distribution Date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one one-thousandth of a share of the series A preferred.
     Right to Buy Company Shares of Common Stock. Unless the rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of our then outstanding shares of common stock, then each holder of a right that has not theretofore been exercised (other than rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock having a value equal to two times the purchase price. Rights are not exercisable following the occurrence of an event as described above until such time as the rights are no longer redeemable by us as set forth below.
     Right to Buy Acquiring Company Stock. Similarly, unless the rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of our then outstanding shares of common stock, (i) we are acquired in a merger or other business combination transaction, or (ii) 50% or more of our consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right that has not theretofore been exercised (other than rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.
     Exchange Provision. At any time after an Acquiring Person obtains 15% or more of our then outstanding shares of common stock and prior to the acquisition by such Acquiring Person of 50% or more of our outstanding shares of common stock, our board of directors may exchange the rights (other than rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one share of common stock per right.
     Redemption. At any time on or prior to the close of business on the earlier of (i) the tenth day following the attainment of 15% or more of our then outstanding shares of common stock by an Acquiring Person (or such later date as may be determined by action of our board of directors and publicly announced by us), or (ii) the Final Expiration Date, we may redeem the rights in whole, but not in part, at a price of $0.001 per right.
     Adjustments to Prevent Dilution. The purchase price payable, the number of rights and the number of series A preferred or shares of common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by us as set forth in the rights agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.
     Cash Paid Instead of Issuing Fractional Shares. No fractional shares of common stock will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of common stock on the last trading date prior to the date of exercise.
     Amendment of Rights Agreement. The terms of the rights and the rights agreement may be amended in any respect without the consent of the rights holders on or prior to the Distribution Date; thereafter, the terms of the rights and the rights agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes that do not adversely affect the interests of rights holders (other than the Acquiring Person).
     Rights and Preferences of the Series A Preferred. Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of us (other than any rights resulting from such holder’s ownership of shares of common stock), including, without limitation, the right to vote or to receive dividends. Each one one-thousandth of a share of series A preferred has rights and preferences substantially equivalent to those of one share of common stock.
     No Voting Rights. Rights will not have any voting rights.
     Certain Anti-Takeover Effects. The rights approved by the board of directors are designed to protect and maximize the value of the outstanding equity interests in us in the event of an unsolicited attempt by an acquirer to take over us in a manner or on terms not approved by the board of directors. The rights have been declared by the board in order to deter coercive tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally.
     The rights may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by the board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

Delaware and Certain Charter Provisions
     Stockholders rights and related matters are governed by the Delaware General Corporation Law and the Certificate and Bylaws.
     Limitation of Liability and Indemnification. Our Certificate contains certain provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of us or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. Our Certificate and Bylaws also contain provisions indemnifying our directors to the fullest extent permitted by Delaware law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.
     Certain Anti-Takeover Provisions. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.
     The foregoing provisions of Delaware law as well as the right of the board of directors to designate the features of, and issue shares of, preferred stock without a stockholder vote, and the staggered election of the board of directors may tend to discourage attempts by third parties to acquire any substantial ownership position in the common stock and may adversely affect the price that such a potential purchaser would be willing to pay for the common stock.
     Directors — Number, Vacancies, Removal and Nomination. Pursuant to our Bylaws, the number of directors is fixed at eight and the board of directors is divided into three classes, each having a three-year term expiring in successive years. Candidates for directors shall be nominated by the Board Affairs Committee of our board of directors or generally by a stockholder who gives us timely advance written notice. Between stockholder meetings, the Board of Directors may appoint new directors to fill vacancies or newly created directorships. The Bylaws do not provide for cumulative voting at stockholder meetings for election of directors. A director may be removed from office for cause by the affirmative vote of a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.
     Restrictions on Special Meetings. Under Delaware law, all stockholder actions must be effected at a duly called annual or special meeting or by written consent. Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors, the Chairman of the board of directors, the Chief Executive Officer of Sybase or, in the absence of the Chief Executive Officer, our president. In addition, our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Sybase’s Secretary of the stockholder’s intention to bring such business before the meeting.
Transfer Agent
     The transfer agent for our common stock is American Stock Transfer and Trust.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
     This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities, which are subject to change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common stock. The summary generally applies only to investors that hold the notes or common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code (the “Code”) or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.
     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.
U.S. Holders
     As used herein, the term “U.S. Holders” means beneficial owners of notes or common stock that for U.S. federal income tax purposes are (1) citizens or residents of the United States, (2) corporations, or entities treated as corporations, organized under the laws of the United States or any State of the United States, including the District of Columbia, or (3) estates the income of which is subject to U.S. federal income taxation regardless of its source. Trusts are U.S. Holders if they are (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of notes or shares of common stock that is (1) an individual classified as a nonresident alien for U.S. federal income tax purposes, (2) a foreign corporation, or (3) a foreign estate or trust. If a partnership or other flow-through entity is a beneficial owner of a note (or common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity.
  Taxation of Interest
     U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as “original issue discount” over the term of the instrument. We may be required to make payments of liquidated damages to holders of the notes if we do not file, or cause to be declared or keep effective, a registration statement, as described under “Description of Notes — Registration Rights.” We believe that there is only a remote possibility that we would be required to pay liquidated damages and therefore do not intend to treat the notes as subject to the special rules governing certain “contingent payment” debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional interest income.
  Market Discount
     If a U.S. Holder acquires a note other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of acquisition. Under the market discount rules, a U.S. Holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a note that has accrued market discount in a nonrecognition transaction in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount generally is includible in income at the time of such transaction only to the extent of the gain recognized. To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount attaches to the property received and is recognized as ordinary income upon the disposition of such property. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may elect, however, to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S Holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. Holder elects to include market discount in income as it accrues, such U.S. Holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.
  Amortizable Bond Premium
     If a U.S Holder purchases a note at a price that exceeds the principal amount of the note, the amount of such excess is referred to as “bond premium” for U.S federal income tax purposes. The U.S Holder may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. Holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. Holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. Holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.
  Sale, Exchange, Redemption or Other Disposition of Notes
     A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition other than a conversion of the note in which the holder receives any common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s adjusted tax basis in the note will generally equal the amount the holder paid for the note (increased by the amount of market discount, if any, previously included in income, and decreased by the amount of amortized bond premium, if any). The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year or short-term capital gain or loss if the holder held the note for one year or less. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.
  Conversion of Notes
     If a U.S. Holder presents a note for conversion, and we deliver solely cash, the U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note. The gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the holding period in the note exceeds one year at the time of the conversion. Long-term capital gains of non-corporate taxpayers are currently subject to U.S. federal income tax at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.
     If a U.S. Holder presents a note for conversion, and we deliver cash for the principal and common stock or a combination of common stock and cash for any amount in excess of the principal, the U.S. federal income tax treatment is not entirely clear. A U.S. Holder may be treated as exchanging the note for our common stock and cash in a recapitalization for U.S. federal income tax purposes. In such case, the U.S. Holder generally would not recognize loss, but generally would recognize capital gain in an amount equal to the lesser of the gain realized and the cash received. The U.S. Holder’s adjusted tax basis in the common stock received generally would equal the adjusted tax basis of the note, decreased by the amount of cash received, and increased by the amount of gain recognized. Alternatively, the cash payment may be treated as proceeds from the sale of a portion of the note, and any common stock may be treated as received upon conversion of a portion of the note. The U.S. Holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as sold and the portion of the note treated as converted into common stock based on their relative fair market values. The U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as sold equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the portion of the note treated as sold. With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize any gain or loss. The tax basis allocated to the portion of the note treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock. The U.S. Holder’s holding period for the common stock would include the U.S. Holder’s holding period in the note. U.S. Holders should consult their own tax advisors regarding the proper treatment of the receipt of a combination of cash and common stock upon conversion of a note.
     To the extent that we are required to pay interest because we fail to timely make payment upon conversion, as described above under “Description of Notes — Conversion Rights — General Conversion Provisions and Procedures,” this amount will be taxable to the converting holder as interest income.
   Dividends
     If, after a U.S. Holder converts a note and we deliver any shares of common stock upon such conversion, we make a distribution in respect of that stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income as it is paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock; any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction on a portion of any dividends received. For taxable years beginning before January 1, 2009, subject to certain exceptions, dividends received by non-corporate U.S. Holders will be taxed at a maximum rate of 15%, provided that certain holding period requirements are met.
     The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows note holders to receive more shares of common stock on conversion may increase the note holders’ proportionate interests in our earnings and profits or assets. In that case, the note holders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the note holders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate note holders for distributions of cash or property to our stockholders. Not all changes in conversion rate that allow note holders to receive more stock on conversion, however, increase the note holders’ proportionate interests in Sybase. For instance, a change in conversion rate could simply prevent the dilution of the note holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the note holders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of the holder’s investment or as capital gain. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate described in the previous paragraph.
   Sale of Common Stock
     A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held or is deemed to have held the stock for more than one year. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).
  Taxation of Interest
     Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:
•	owns, actually or constructively, at least 10% of our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

     In general, a foreign corporation is a controlled foreign corporation if more than 50% of the voting power or value of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.
     If the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might be subject to withholding tax at a 30% rate, or might be subject to withholding tax at a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence.
     The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.
  Sale, Exchange, Redemption, Conversion or Other Disposition of Notes
     Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes, unless:
•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business; or

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of disposition.
     The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.
     To the extent that we are required to pay interest because we fail to timely make payment upon conversion, as described above under “Description of Notes — Conversion Rights — General Conversion Provisions and Procedures,” this amount will be taxable to the converting holder as interest income.
  Dividends and Other Potential Withholding
     Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see “U.S. Federal Income Tax Considerations — U.S. Holders — Dividends” above) generally will be subject to U.S. withholding tax at a 30% rate. However, the withholding tax may be reduced, under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by certifying its nonresident status on a properly executed Form W-8BEN or appropriate substitute form. Some of the common means of meeting this requirement are described above under “U.S. Federal Income Tax Considerations — Non-U.S. Holders — Taxation of Interest.”
  Sale of Common Stock
     Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock, unless the exceptions described under “U.S. Federal Income Tax Considerations — Non-U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Notes” apply.

   Income or Gains Effectively Connected With a U.S. Trade or Business
     The preceding discussion of the tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.
Backup Withholding and Information Reporting
     The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.
     Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements.
     Payments to Non-U.S. Holders of dividends on common stock, or interest on notes may be subject to backup withholding unless the Non-U.S. Holder certifies its nonresident status. Some of the common means of doing so are described under “U.S. Federal Income Tax Considerations — Non-U.S. Holders — Taxation of Interest.” We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends including any tax withheld under the rules described above under “U.S. Federal Income Tax Considerations — Non-U.S. Holders — Taxation of Interest” and “U.S. Federal Income Tax Considerations — Non-U.S. Holders — Dividends and Other Potential Withholding.” Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides.
     Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding.
     This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.
     Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.
     Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.
     THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS
     We originally issued the notes in a private placement in February 2005 to the initial purchasers, Merrill Lynch, PIerce Fenner & Smith Incorporated and Lehman Brothers Inc. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.
     The following table contains information as of July 29, 2005 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

			Number of
	Principal Amount at		Shares of
	Maturity of Notes		Common Stock	Percentage of
	Beneficially Owned	Percentage of Notes	That	Common Stock
Name	That May Be Sold	Outstanding	May Be Sold (1)	Outstanding (2)
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer (3)	$6,000	*	238	*
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer (3)	$5,000	*	198	*
Acuity Master Fund, Ltd. (4)	$5,000,000	1.09%	198,255	*
Acuity Master Fund, Ltd. (4)	$6,000,000	1.30%	237,906	*
Advisory Convertible Arbitrage Fund (I) L.P. (5)	$1,000,000	*	39,651	*
Alcon Laboratories (3)	$359,000	*	14,235	*
Allstate Insurance Company (6)	$3,500,000	*	138,779	*
Aloha Airlines Non-Pilots Pension Trust (7)	$45,000	*	1,784	*
Aloha Pilots Retirement Trust (7)	$30,000	*	1,190	*
Arkansas PERS (7)	$955,000	*	37,867	*
Arlington County Employees Retirement System (3)	$577,000	*	22,879	*
Asante Health Systems (3)	$118,000	*	4,679	*
Associated Electric & Gas Insurance Services Limited (8)	$0	*	0	*
AstraZeneca Holdings Pension (7)	$285,000	*	11,301	*
Attorney’s Title Insurance Fund (7)	$90,000	*	3,569	*
Aventis Pension Master Trust (8)	$655,000	*	25,971	*
Bancroft Convertible Fund, Inc. (9)	$1,500,000	*	59,477	*
BNP Paribas Equity Strategies, SNC (10)	$50,000	*	1,983	*
Boilermakers — Blacksmith Pension Trust (8)	$4,800,000	1.04%	190,325	*
Boilermakers Blacksmith Pension Trust (7)	$1,180,000	*	46,788	*
British Virgin Islands Social Security Board (3)	$105,000	*	4,163	*
C & H Sugar Company Inc. (7)	$65,000	*	2,577	*
CALAMOS Convertible Frund — CALAMOS Investment Trust (8)	$12,000,000	2.61%	475,813	*
CALAMOS Global Growth & Income Fund - CALAMOS Investment Trust (8)	$1,500,000	*	59,477	*
CALAMOS Growth & Income Fund - CALAMOS Investment Trust (8)	$54,500,000	11.85%	2,160,983	2.35%

			Number of
	Principal Amount at		Shares of
	Maturity of Notes		Common Stock	Percentage of
	Beneficially Owned	Percentage of Notes	That	Common Stock
Name	That May Be Sold	Outstanding	May Be Sold (1)	Outstanding (2)
CALAMOS Growth & Income Portfolio - CALAMOS Advisors Trust (8)	$365,000	*	14,473	*
Canyon Capital Arbitrage Master Fund, Ltd. (11)	$2,850,000	*	113,006	*
Canyon Value Realization Fund, LP (11)	$1,520,000	*	60,270	*
Canyon Value Realization Mac 18, Ltd. (11)	$95,000	*	3,767	*
CEMEX Pension Plan (8)	$300,000	*	11,895	*
CGNU Life Fund (12)	$1,000,000	*	39,651	*
Citadel Equity Fund Ltd. (13)	$112,500,000	24.46%	4,460,745	4.73%
Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd. (14)	$1,161,000	*	46,035	*
Citigroup alternative Investments Enhanced Arbitrage Strategies Fund (14)	$360,000	*	14,274	*
Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio (14)	$5,473,000	1.19%	217,010	*
Citigroup Global Markets Inc. (15)	$2,100,000	*	83,267	*
City and County of San Francisco Retirement System (3)	$1,283,000	*	50,872	*
City of Knoxville Pension System (8)	$260,000	*	10,309	*
City of New Orleans (3)	$105,000	*	4,163	*
City University of New York (3)	$118,000	*	4,679	*
CNH CA Master Account, L.P. (16)	$1,000,000	*	39,651	*
Commercial Union Life Fund (12)	$1,300,000	*	51,546	*
Continental Assurance Company on behalf of its separate account (E) (17)	$400,000	*	15,860	*
Continental Casualty Company (17)	$3,600,000	*	142,744	*
Convertible Securities Fund (18)	$80,000	*	3,172	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP (10)	$26,000	*	1,031	*
CQS Convertible and Quantitative Strategies Master Fund Ltd. (19)	$6,000,000	1.30%	237,906	*
Credit Suisse First Boston Europe Ltd. (20)	$22,500,000	4.89%	892,149	*
DBAG London (21)	$30,000	*	1,190	*
Delaware Dividend Income Fund, a series of Delaware Group Equity Funds V (22)	$1,875,000	*	74,346	*
Delaware Investments Dividend & Income Fund, Inc. (22)	$500,000	*	19,826	*
Delaware Investments Global Dividend and Income Fund, Inc. (22)	$125,000	*	4,956	*
Delaware PERS (3)	$1,044,000	*	41,396	*
Delaware PERS (7)	$550,000	*	21,808	*
Delta Airlines Master Trust (8)	$2,400,000	*	95,163	*
Delta Airlines Master Trust (7)	$275,000	*	10,904	*
Delta Pilots Disability and Survivorship Trust (8)	$930,000	*	36,875	*
DKR SoundShore Oasis Holding Fund Ltd. (23)	$4,750,000	1.03%	188,343	*

			Number of
	Principal Amount at		Shares of
	Maturity of Notes		Common Stock	Percentage of
	Beneficially Owned	Percentage of Notes	That	Common Stock
Name	That May Be Sold	Outstanding	May Be Sold (1)	Outstanding (2)
DKR SoundShore Strategic Holding Fund Ltd. (24)	$1,750,000	*	69,389	*
Dorinco Reinsurance Company (8)	$1,930,000	*	76,527	*
Duke Endowment (7)	$255,000	*	10,111	*
Ellsworth Convertible Growth and Income Fund, Inc. (9)	$1,500,000	*	59,477	*
FrontPoint Convertible Arbitrage Fund LP (25)	$4,500,000	*	178,430	*
Grace Convertible Arbitrage Fund, Ltd. (26)	$4,750,000	1.03%	188,343	*
Grady Hospital Foundation (3)	$111,000	*	4,401	*
Hallmark Convertible Securities Fund (7)	$60,000	*	2,379	*
Hawaiian Airlines Employees Pension Plan-IAM (7)	$15,000	*	595	*
Hawaiian Airlines Pension Plan for Salaried Employees (7)	$5,000	*	198	*
Hawaiian Airlines Pilots Retirement Plan (7)	$55,000	*	2,181	*
Highbridge International LLC (27)	$17,000,000	3.70%	674,068	*
ICI American Holdings Trust (7)	$210,000	*	8,327	*
Independence Blue Cross (3)	$482,000	*	19,112	*
Institutional Benchmark Management Fund c/o Quattro Fund (28)	$275,000	*	10,904	*
JP Morgan Securities, Inc. (29)	$305,000	*	12,094	*
Kettering Medical Center Funded Depreciation Account (8)	$60,000	*	2,379	*
Knoxville Utilities Board Retirement System (8)	$300,000	*	11,895	*
Lehman Brothers, Inc. (29)	$23,812,000	5.18%	944,171	1.04%
Louisiana Workers’ Compensation Corporation (8)	$870,000	*	34,496	*
Lydian Global Opportunities Master Fund Ltd. (30)	$5,000,000	1.09%	198,255	*
Lydian Overseas Partners Master Fund Ltd. (30)	$25,000,000	5.43%	991,277	1.09%
Lyxor/Convertible Arbitrage Fund Limited (10)	$7,000	*	278	*
Macomb County Employees’ Retirement System (8)	$690,000	*	27,359	*
Merrill Lynch Insurance Group (3)	$276,000	*	10,944	*
Mohican VCA Master Fund, Ltd. (31)	$1,239,000	*	49,128	*
Municipal Employees (3)	$240,000	*	9,516	*
Nations Convertible Securities Fund (18)	$11,420,000	2.48%	452,815	*
New Orleans Firefighters Pension Relief Fund (3)	$71,000	*	2,815	*
Norwich Union Life and Pensions (12)	$1,800,000	*	71,372	*
Nuveen Preferred & Convertible Fund JQC (7)	$4,525,000	*	179,421	*
Nuveen Preferred & Convertible Income Fund JPC (7)	$3,350,000	*	132,831	*
Oakwood Assurance Company Ltd. (8)	$60,000	*	2,379	*
Oakwood Healthcare Inc. – OHP (8)	$12,000	*	476	*

			Number of
	Principal Amount at		Shares of
	Maturity of Notes		Common Stock	Percentage of
	Beneficially Owned	Percentage of Notes	That	Common Stock
Name	That May Be Sold	Outstanding	May Be Sold (1)	Outstanding (2)
Oakwood Healthcare Inc. Endowment / A&D (8)	$10,000	*	397	*
Oakwood Healthcare Inc. Funded Depreciation (8)	$105,000	*	4,163	*
Oakwood Healthcare Inc. Pension (8)	$190,000	*	7,534	*
Occidental Petroleum Corporation (3)	$260,000	*	10,309	*
OCLC Online Computer Library Center Inc. (7)	$30,000	*	1,190	*
Ohio Bureau of Workers Compensation (3)	$156,000	*	6,186	*
Pacific Select High Yield Bond Portfolio (32)	$500,000	*	19,826	*
Polaris Vega Fund L.P. (33)	$3,250,000	*	128,866	*
Policeman and Firemen Retirement System of the City of Detroit (3)	$456,000	*	18,081	*
Port Authority of Allegheny County Consolidated Trust Fund (8)	$120,000	*	4,758	*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union (8)	$1,380,000	*	54,718	*
Prisma Foundation (8)	$200,000	*	7,930	*
Privilege Portfolio SICAU (12)	$4,900,000	1.07%	194,290	*
Pro-Mutual (3)	$759,000	*	30,095	*
Prudential Insurance Co of America (34)	$55,000	*	2,181	*
Quattro Fund Ltd. (35)	$4,950,000	1.08%	196,273	*
Quattro Multistrategy Masterfund IP (35)	$275,000	*	10,904	*
Ritchie Convertible Arbitrage Trading, Ltd. (36)	$861,000	*	34,140	*
Salomon Brothers Asset Management, Inc. (37)	$461,000	*	18,279	*
Saranac Arbitrage LTD (14)	$128,000	*	5,075	*

Saranac Erisa Arbitrage LP (14)	$149,000	*	5,908	*

Saranac Erisa Arbitrage LTD (14)	$2,229,000	*	88,382	*

SCI Endowment Care Common Trust Fund - National Fiduciary Services (8)	$185,000	*	7,335	*
SCI Endowment Care Common Trust Fund – Suntrust Bank (8)	$70,000	*	2,776	*
SCI Endowment Care Common Trust Fund – Wachovia (8)	$44,000	*	1,745	*
Singlehedge US Convertible Arbitrage Fund (38)	$8,000	*	317	*
South Dakota Retirement System (39)	$4,500,000	*	178,430	*
Southern Farm Bureau Life Insurance (7)	$470,000	*	18,636	*
SPT (8)	$2,200,000	*	87,232	*
State of Oregon/Equity (7)	$2,700,000	*	107,058	*
Sturgeon Limited (38)	$9,000	*	357	*

			Number of
	Principal Amount at		Shares of
	Maturity of Notes		Common Stock	Percentage of
	Beneficially Owned	Percentage of Notes	That	Common Stock
Name	That May Be Sold	Outstanding	May Be Sold (1)	Outstanding (2)
Sunrise Partners Limited Partnership (40)	$1,000,000	*	39,651	*
SuttonBrook Capital Portfolio LP (41)	$7,500,000	1.63%	297,383	*
Syngenta AG (7)	$180,000	*	7,137	*
The California Wellness Foundation (8)	$515,000	*	20,420	*
The Canyon Value Realization Fund (Cayman), Ltd. (11)	$4,275,000	*	169,508	*
The Cockrell Foundation (8)	$175,000	*	6,939	*
The Dow Chemical Company Employees’ Retirement Plan (8)	$4,700,000	1.02%	186,360	*
The Foundren Foundation (8)	$160,000	*	6,344	*
The Grable Foundation (3)	$71,000	*	2,815	*
Trustmark Insurance (3)	$294,000	*	11,657	*
Tugar Capital L.P. (42)	$2,500,000	*	99,128	*
Union Carbide Retirement Account (8)	$2,700,000	*	107,058	*
United Food and Commercial Workers Local 1262 and Employers Pension Fund (8)	$400,000	*	15,860	*
Univar USA Inc. Retirement Plan (8)	$860,000	*	34,100	*
Vicis Capital Master Fund (43)	$6,000,000	1.30%	237,906	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion price of $25.22 per share of common stock. However, this conversion rate will be subject to adjustment as described under the section entitled “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 89,895,025 shares of common stock outstanding as of June 30, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(3)	Paul Lacronica has voting or investment power over these securities.

(4)	Howard Needle and David J. Harris have voting or investment power over these securities.

(5)	The General Partner is Advisory Convertible Arbitrage LLC, whose managing member is Advisory Capital Strategies Group, Inc., which is majority owned by American Express Asset Management Group, Inc., which is a part of American Express Company, a publicly held company. The selling securityholder is an affiliate of a broker-dealer.

(6)	The selling securityholder is an affiliate of a broker-dealer.

(7)	Ann Houlihan has voting or investment power over these securities.

(8)	Nick Calamos has voting or investment power over these securities.

(9)	Thomas H. Dinsmore has voting or investment power over these securities.

(10)	Christian Menestrier, Chief Executive Officer of CooperNeff Advisors Inc. has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(11)	Canyon Capital Advisors LLC is the investment advisor for this entity and has the power to voting or investment power over these securities. Joshua S. Friedman, Mitchell R. Julis, R. Christian, B. Evensen and K. Robert Turner are the managing members of Canyon Capital Advisors LLC.

(12)	David Clott has voting or investment power over these securities.

(13)	Kenneth C. Griffin has investment power over these securities. The selling securityholder is affiliated with one or more broker-dealers.

(14)	Ross Mangolies of Saranac Capital Management GP LLC has voting or investment power over these securities.

(15)	Citigroup Global Markets Inc. is a wholly-owned subsidiary of Citigroup, Inc., a publicly traded entity. The selling securityholder is a registered broker-dealer.

(16)	Robert Krail, Mark Mitchell and Todd Pulvino have voting or investment power over these securities.

(17)	The selling securityholder is a wholly owned subsidiary of CNA Financial Corporation, a publicly traded entity. The selling securityholder is an affiliate of a registered broker-dealer.

(18)	Ms. Yanfang (Emma) Yan, Director and Sr. Portfolio Manager has voting or investment power over these securities.

(19)	Jonathan Crowther, Alan Smith, Michael Hintze, Blair Gauld and Karla Bodden have voting or investment power over these securities.

(20)	Gerry Murtagh has voting or investment power over these securities. The selling securityholder is an affiliate of a registered broker-dealer.

(21)	Patrick Corrigan has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(22)	Damon Andres has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(23)	Seth Fischer has voting or investment power over these securities.

(24)	Manan Rawal and Seth Fischer have voting or investment power over these securities.

(25)	FrontPoint Convertible Arbitrage Fund GP LLC is the general partner of FrontPoint Convertible Arbitrage Fund, LP. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and as such has voting and dispositive power over the securities held by fund. Philip Duff, W.

Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Dugg, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(26)	Bradford Whitmore and Michael Brailov have voting or investment power over these securities.

(27)	Glenn Dubin and Henry Swieca have voting or investment power over these securities.

(28)	Andrew Kaplan, Louis Napoli and Brian Swain have voting or investment power over these securities.

(29)	The selling securityholder is a publicly traded company. The selling securityholder is a registered broker-dealer.

(30)	David Freizo has voting or investment power over these securities.

(31)	Erick Hage and Daniel Hage have voting or investment power over these securities.

(32)	Simon Lee and Michael Long have voting or investment power over these securities.

(33)	Gregory R. Levinson has ultimate voting and dispositive power over the registrable securities.

(34)	Ann Houlihan has voting or investment power over these securities. The selling securityholder is an affiliate of one or more broker-dealers.

(35)	Andrew Kaplan, Louis Napoli and Brian Swain have voting or investment power over these securities.

(36)	A.R. Thane Ritchie has voting or investment power over these securites.

(37)	The selling securityholder is a wholly-owned subsidiary of a publicly traded company and is an affiliate of a registered broker-dealer.

(38)	Christian Menestrier, Chief Executive Officer of CooperNeff Advisors Inc. has voting or investment power over these securities.

(39)	Dan Frasier has voting or investment power over these securities.

(40)	S. Donald Sussman has ultimate voting and dispositive power over the registrable securities. The selling securityholder is an affiliate of a broker-dealer.

(41)	John London and Steve Weinstein have voting or investment power over these securities.

(42)	Kenneth Tananbaum has voting or investment power over these securities.

(43)	John Succo, Sky Lucas and Shad Stastney have voting or investment control over these securities.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table.
     Information about other selling securityholders will be set forth in prospectus supplements or post-effective amendments, if required. Information regarding selling securityholders not named in the table above will be provided pursuant to a post-effective amendment. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table is presented. Information regarding transferees, pledges or donees of selling securityholders identified in the table above may be set forth in a prospectus supplement. Information about the selling securityholders may change from time to time.
     Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling securityholder table have sole voting and sole investment power with respect to all securities which they beneficially own.
     None of the selling securityholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
     Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section entitled “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION
     We will not receive any of the proceeds of the sale of the notes or the common stock that may be issued upon conversion of the notes offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:
•	directly by the selling securityholders or their pledgees, donees, transferees or any successors in interest (all of whom may be selling securityholders); or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and underlying common stock.
     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
     Any selling securityholder who is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. The only selling securityholders who are registered broker dealers are Citigroup Global Markets Inc., JP Morgan Securities, Inc. and Lehman Brothers, Inc. and as such they are deemed to be underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Other than the performance of investment banking, commercial banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of the board of directors. These securityholders purchased their notes in the open market for investment purposes, not directly from us, and we are not aware of any underwriting plan or agreement, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders. Based on our inquires of selling securityholders, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.
     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.
     The notes and the underlying common stock may be sold in one or more transactions at:
•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.
     These sales may be effected in transactions:
•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.
     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.
     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.
     Our common stock is listed on the New York Stock Exchange under the symbol “SY.” We do not intend to apply for the listing of the notes on any securities exchange or for quotation through The Nasdaq National Market. Accordingly, we cannot assure that the notes will be liquid or that any trading for the notes will develop.
     There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying common stock pursuant to this prospectus. In addition, any notes and the underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.
     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.
     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.
LEGAL MATTERS
     The validity of the securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.
EXPERTS
     The consolidated financial statements of Sybase, Inc. appearing in Sybase Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein), and Sybase, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

     We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information contained directly in this prospectus or in a document we subsequently file with the SEC that is incorporated herein by reference.
     We incorporate by reference the documents listed below, and any future filings to the extent made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus but before the end of the offering made under this prospectus:
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005 (the “10-K”);

•	Those portions of the Definitive Proxy Statement on Schedule 14A filed on April 29, 2005 that are incorporated by reference into the 10-K;

•	Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005;

•	Current Report on Form 8-K, filed on July 22, 2005, provided no information other than the unaudited financial information contained in the tables entitled “Sybase, Inc. Condensed Consolidated Balance Sheets,” “Sybase, Inc. Condensed Consolidated Statements of Income (Unaudited),” “Sybase, Inc. Condensed Consolidated Statements of Cash Flows (Unaudited),” “Sybase, Inc. Consolidated Statement of Operations by Segment for the Three Months Ended June 30, 2005 (Unaudited)” and “Sybase, Inc. Consolidated Statement of Operations by Segment for the Six Months Ended June 30, 2005 (Unaudited)” included in Exhibit 99.1 to the Current Report on Form 8-K shall be incorporated by reference into this prospectus;

•	Current Report on Form 8-K, filed on July 29, 2005 to disclose the Company entering into an Agreement and Plan of Merger to acquire Extended Systems Incorporated;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on August 13, 1991, 1992 pursuant to Section 12(b) of the Exchange Act, as amended by Amendment No. 1 on Form 8-A12B filed on April 15, 2001 pursuant to Section 12(b) of the Exchange Act; and

•	the description of our Preferred Shares Rights Agreement contained in our Registration Statement on Form 8-A filed on August 5, 2005 pursuant to Section 12(b) of the Exchange Act, as amended by Amendment No. 1 filed on September 20, 2004, Amendment No. 2 filed on September 20, 2004, Amendment No. 3 filed on September 22, 2004 and Amendment No. 5 filed on February 17, 2005.
You may also request, and we will provide at no cost, a copy of these filings by writing or telephoning us at the following address:
Investor Relations Department
Sybase, Inc.
One Sybase Drive
Dublin, California 94568
(925) 236-5000

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$54,142.00
Trustee’s fees and expenses	13,715.00
Accounting fees and expenses	250,000.00
Legal fees and expenses	215,000.00
Printing and engraving	45,000.00

Total	$577,857.00

Item 15. Indemnification of Directors and Officers
     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.
     Our certificate of incorporation and bylaws provides for the indemnification of certain agents to the maximum extent permitted by the Delaware General Corporation Law. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for known violations of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provisions do not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. Further, we have entered into indemnification agreements with our officers and directors, providing such individuals indemnification to the maximum extent permitted by the Delaware General Corporation Law.
Item 16. Exhibits
The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title
4.1	Indenture (1)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	Registration Rights Agreement (2)

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of Sybase, Inc. (see page II-3 of this Form S-3).*

25.1	Form T-1 Statement of Eligibility of trustee for indenture under the Trust Indenture Act of 1939.*

*	Previously Filed.

(1)	Incorporated by reference from Exhibit 10.45 filed with Sybase’s Report on Form 8-K filed February 22, 2005.

(2)	Incorporated by reference from Exhibit 10.46 filed with Sybase’s Report on Form 8-K filed February 22, 2005.

Item 17. Undertakings
     The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of California, on July 29, 2005.

SYBASE, INC.

By:	/s/ PIETER VAN DER VORST

Pieter Van der Vorst
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*	Chairman of the Board,	July 29, 2005

(John S. Chen)	President, Chief Executive Officer
(Principal Executive Officer), and Director

	Senior Vice President and Chief Financial Officer	July 29, 2005

(Pieter Van der Vorst)	(Principal Financial Officer)

*	Vice President and Corporate Controller	July 29, 2005

(Jeffrey G. Ross)	(Principal Accounting Officer)

*	Director	July 29, 2005

(Richard C. Alberding)

*	Director	July 29, 2005

(Cecilia Claudio)

*	Director	July 29, 2005

(L. William Krause)

*	Director	July 29, 2005

(Alan B. Salisbury)

*	Director	July 29, 2005

(Jack E. Sum)

*	Director	July 29, 2005

(Robert P. Wayman)

*	Director	July 29, 2005

(Linda K. Yates)

* By: /s/ PIETER VAN DER VORST

Pieter Van der Vorst
(Attorney-in-Fact)

EXHIBIT INDEX

Exhibit
Number	Exhibit Title
4.1	Indenture (1)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	Registration Rights Agreement (2)

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of Sybase, Inc.*

25.1	Form T-1 Statement of Eligibility of trustee for indenture under the Trust Indenture Act of 1939.*

*	Previously Filed.

(1)	Incorporated by reference from Exhibit 10.45 filed with Sybase’s Report on Form 8-K filed February 22, 2005.

(2)	Incorporated by reference from Exhibit 10.46 filed with Sybase’s Report on Form 8-K filed February 22, 2005.

II-4